Exhibit (D)(1)

AGREEMENT AND PLAN OF MERGER

among

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

a Delaware corporation;

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

a Delaware corporation;

and;

WESTWAY GROUP, INC.

a Delaware corporation;

dated as of December 20, 2012

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

DEFINED TERMS

Acceptable Confidentiality Agreement	47
Affiliate	67
Agman	67
Agreement	1
Anti-Bribery Law	67
Anti-Money Laundering Law	67
Antitrust Laws	21
Book-Entry Shares	12
Business Day	68
Certificate of Merger	10
Certificates	11
Charter Documents	16
Closing	10
Closing Date	10
Code	15
Common Certificate	11
Common Merger Consideration	11
Common Offer Price	68
Company	1
Company Acquisition Agreement	47
Company Adverse Recommendation Change	47
Company Balance Sheet	24
Company Board	1
Company Board Recommendation	21
Company Class A Common Stock	68
Company Class B Common Stock	68
Company Common Stock	68
Company Continuing Employees	52
Company Disclosure Letter	16
Company Equity Award	69
Company Financial Advisor	29
Company Financial Statements	22
Company IP	27
Company IP Agreements	69
Company Material Adverse Effect	69
Company Material Contract	70
Company Preferred Stock	71
Company Proxy Statement	20
Company Representatives	45
Company SEC Documents	22
Company Stock Option	71
Company Stock Plan	71

Company Stockholders Meeting	37
Company-Owned IP	71
Confidentiality Agreement	46
Consent	20
Contracts	72
Credit Agreement	72
DGCL	72
Dissenting Shares	14
Economic Sanctions Law	72
Effective Time	10
Environmental Laws	72
ERISA	72
ERISA Affiliate	72
Exchange Act	3
Exchange Agent	12
Expenses	72
Expiration Time	4
Feed Business	73
Foreign Antitrust Laws	21
Fully Diluted Basis	73
GAAP	22
Governmental Antitrust Authority	57
Governmental Entity	73
Guarantee	2
Guarantor	73
Hazardous Substance	73
Indebtedness	73
Indemnified Party	54
Indemnifying Parties	54
Initial Expiration Time	4
Intellectual Property	74
In-the-Money Warrant	12
IRS	74
IT Systems	74
Knowledge	74
Laws	74
Lease	74
Leased Real Estate	75
Legal Action	29
Liability	75
Liens	75

-v-

Maximum Premium	55
Memorandum of Understanding	75
Merger	1
Merger Consideration	12
Merger Sub	1
Minimum Condition	3
Multiemployer Plan	75
NASDAQ	75
Notice of Superior Proposal	48
Offer	1
Offer Closing	4
Offer Closing Date	5
Offer Conditions	3
Offer Documents	5
Offer Price	75
Offer to Purchase	3
Order	29
Outside Date	4
Owned Real Estate	76
Parent	1
Parent Benefit Plan	53
Parent Representatives	45
Parent’s Expenses Cap	76
Payment Fund	12
Permits	29
Permitted Liens	76
Person	76
Preferred Certificate	11
Preferred Merger Consideration	11
Preferred Offer Price	77
Privileged Reports	36
Promissory Note	8
Real Estate	77
Registered IP	27
Related Party Agreement	30
Representatives	46

Requisite Company Vote	19
Restricted Share	77
Sarbanes-Oxley Act	23
Schedule 14D-9	6
Schedule TO	5
SEC	77
Securities Act	9
Shares	77
Solvent	77
Special Committee	1
Stockholder’s Agreement	78
Subsidiary	78
Subsidiary Transfer	2
Subsidiary Transfer Agreement	78
Superior Proposal	78
Support Agreement Stockholders	78
Support Agreements	2
Surviving Corporation	9
Takeover Proposal	79
Takeover Statute	21
Takeover Statutes	21
Tax Returns	79
Taxes	79
Terminals Business	79
Termination Fee	79
Top-Up Option	8
Top-Up Shares	8
Transaction Litigation	52
Transfer Subsidiaries	2
Treasury Regulations	80
Underwater Warrant	12
Voting Debt	80
Warrant Merger Consideration	12
Warrant Offer Price	80
Warrants	80

-vi-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of December 20, 2012, by and among Westway Group, Inc., a Delaware corporation (the “Company”), Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”), and Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 9.01 hereof.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof and pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of the Company Common Stock for, on a per share basis, the Common Offer Price, to the holder thereof, in cash and without interest, on the terms and subject to the conditions set forth in this Agreement and the Offer;

WHEREAS, the Offer shall also include an offer by Merger Sub to purchase all of the outstanding shares of the Company Preferred Stock for, on a per share basis, the Preferred Offer Price, to the holder thereof, in cash and without interest, on the terms and subject to the conditions set forth in this Agreement and the Offer;

WHEREAS, the Offer shall also include an offer by Merger Sub to purchase all of the outstanding Warrants that have a per share exercise price that is less than the amount of the Common Offer Price at an amount equal to the Warrant Offer Price, to the holder thereof, in cash and without interest, on the terms and subject to the conditions set forth in this Agreement and the Offer;

WHEREAS, following the consummation of the Offer, Merger Sub shall be merged with and into the Company with the Company surviving that merger (the “Merger”), in accordance with the DGCL, pursuant to which each issued and outstanding Share, other than (i) Shares owned directly or indirectly by Parent, Merger Sub or the Company and (ii) the Dissenting Shares, shall be converted into the right to receive an amount equal to the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has upon the unanimous recommendation of the Special Committee (the “Special Committee”) of the Company Board, on the terms and subject to the conditions set forth herein, unanimously (a) determined that the Offer, the Merger, and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby, and (c) resolved to recommend acceptance of the Offer, and, if required, adoption of this Agreement and approval of the Merger by its stockholders;

WHEREAS, the respective boards of directors or equivalent governing bodies of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously (a) determined that the Offer, the Merger, and the other transactions contemplated hereby are fair to and in the best interests of Parent and Merger Sub and their respective stockholders or interest holders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, concurrently with the execution of this Agreement, the Company upon the unanimous recommendation of the Special Committee, is entering into an agreement for the sale of (i) all of the issued and outstanding equity interests of Westway Feed Products LLC, a Delaware limited liability company, Westway Terminals UK Ltd, a corporation organized under the laws of the United Kingdom (following the assignment of all assets relating to the terminals located at Avonmouth, United Kingdom and Liverpool, Regent Road, United Kingdom to Westway Holdings UK Ltd), Westway Hibernian Holdings Limited, a corporation organized under the laws of Ireland, Westway Holdings Denmark ApS, a corporation organized under the laws of Denmark, Westway Holdings Korea Limited, a limited company formed under the laws of the Republic of Korea and Westway Holdings Australia Pty Ltd, a proprietary limited company organized under the laws of Australia (such entities, collectively with their Subsidiaries, are referred to herein as the “Transfer Subsidiaries”) and (ii) certain assets of Westway Terminal & Feed Products Canada Inc., a corporation organized under the laws of Alberta, prior to the consummation of the Offer Closing (together with the related transactions, actions, agreements and undertakings in connection therewith, in each case required pursuant to the Subsidiary Transfer Agreement, the “Subsidiary Transfer”);

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the Support Agreement Stockholders have separately entered into a support agreement (collectively, the “Support Agreements”), with Parent, Merger Sub and, with respect to Sections 7 and 11 thereof, and as a third-party beneficiary of Section 4(f) thereof, the Company, each dated as of the date hereof, providing that each such Support Agreement Stockholder shall, among other things: (i) agree to tender the shares of Company Common Stock and Company Preferred Stock (and with respect to Francis P. Jenkins and John E. Toffolon, In-the-Money Warrants) beneficially owned by them into the Offer, and (ii) support this Agreement, the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in each such Support Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and the transactions contemplated hereby and also to prescribe certain conditions to the Offer and the Merger; and

WHEREAS, as an inducement to the Company entering into this Agreement, the Guarantor is entering into a limited guarantee of certain obligations of Parent and Merger Sub simultaneously with the execution and delivery of this Agreement (the “Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE OFFER

Section 1.01 The Offer.

(a) Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable after the date of this Agreement, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer.

(b) The obligation of Merger Sub to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer and not validly withdrawn prior to and at any then scheduled Expiration Time: (A) that number of shares of Company Common Stock (including the shares of Company Common Stock that would result from the exercise of all validly tendered In-the-Money Warrants) which, together with the shares beneficially owned by Parent or Merger Sub (if any), represents at least a majority of the shares of Company Common Stock then outstanding (excluding any treasury stock but including any Restricted Shares and the shares of Company Common Stock that would result from the exercise of all In-the-Money Warrants regardless of the exercise price, the vesting schedule or other terms and conditions thereof); and (B) that number of shares of Company Preferred Stock which, together with the shares beneficially owned by Parent or Merger Sub (if any), represents at least a majority of the shares of Company Preferred Stock then outstanding (excluding any treasury stock) ((A) and (B) collectively, the “Minimum Condition”); and (ii) the satisfaction, or waiver by Parent or Merger Sub, of the other conditions and requirements set forth in Exhibit A (together with the Minimum Condition, the “Offer Conditions”). The Company agrees that no shares of Company Common Stock or Company Preferred Stock held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer. Subject to the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Parent or Merger Sub of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time. The Common Offer Price payable in respect of each share of Company Common Stock, and the Preferred Offer Price payable in respect of each share of Company Preferred Stock, validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement and the Offer.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer as set forth in this Agreement, including the Offer Conditions. The Offer Conditions are for the sole benefit of Parent and Merger Sub, and Parent and Merger Sub expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to: (i) reduce the number of Shares subject to the Offer, (ii) subject to the terms of this Agreement (including Section 6.20, but subject to the satisfaction of clause (c)(iii)(B)(2) in the Offer Conditions), reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions set forth in Exhibit A or modify or change any Offer Condition in a manner adverse in any material respect to any stockholders of the Company, (v) except as otherwise provided in this Section 1.01, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any stockholders of the Company.

(d) The Offer shall expire at midnight (New York time) on the date that is twenty (20) Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the Initial Expiration Time has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to this Agreement, is referred to as the “Expiration Time”).

(e) Notwithstanding anything in this Agreement to the contrary, and without limiting Parent’s or Merger Sub’s obligations under this Section 1.01(e): (i) if on the then-scheduled Expiration Time, any of the Offer Conditions shall not be satisfied or, in Merger Sub’s sole discretion, waived: (A) in its sole discretion, Merger Sub may extend the Offer for any additional period or periods as it so determines or (B) if requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for: (I) up to two (2) additional successive periods, not to exceed ten (10) Business Days each, and (II) a third (3rd) additional successive period not to exceed ten (10) Business Days, if all of the Offer Conditions other than the condition set out in clause (c) thereof have been satisfied (other than those conditions to be satisfied at the Offer Closing or the Expiration Time, as the case may be, but subject to the satisfaction thereof) if the Company reasonably believes that such condition in clause (c) will be satisfied prior to the end of such additional ten (10) Business Day period (or, in the case of this clause (B), for such longer period as the parties hereto reasonably agree); (ii) if the Offer is required to be extended by any rule, regulation, interpretation or position of the SEC applicable to the Offer, then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for the minimum period required by such Law, rule, regulation, interpretation or position or (iii) in its sole discretion, following the Offer Closing, Merger Sub may extend the Offer for a “subsequent offering period” and one or more extensions thereof, not to exceed ten (10) Business Days, in each instance (or for such longer period to which the Company reasonably agrees), in accordance with Rule 14d-11 of the Exchange Act, and the Offer Documents may, in Merger Sub’s sole discretion, provide for a reservation of right to do so; provided that in no event shall

Merger Sub be required to extend the Offer (A) beyond March 29, 2013 (the “Outside Date”) or (B) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to Article VIII.

(f) On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (less any withholding of tax pursuant to Section 3.05) all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time (as it may be extended and re-extended in accordance with this Section 1.01). Acceptance for payment of Shares pursuant to and subject to the Offer Conditions upon the Expiration Time is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Nothing contained in this Section 1.01 shall affect any termination rights in Article VIII.

(g) Merger Sub shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Article VIII. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated pursuant to Article VIII, prior to the acceptance for payment of the Company Common Stock tendered in the Offer, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.

(h) As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by Parent or Merger Sub in connection with its obligations relating to the Offer Documents. Parent and Merger Sub agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence between them and their representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer

Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments.

(i) Subject in all respects to the other terms and conditions of this Agreement and the Offer, Parent shall provide or cause to be provided to Merger Sub, on a timely basis, the funds necessary to pay for any Shares that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer.

Section 1.02 Company Actions.

(a) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 6.04, contain the Company Board Recommendation described in Section 4.03(d) and the fairness opinion by the Company Financial Advisor described in Section 4.20, together with a summary thereof and the analyses provided to the Company Board in connection therewith. The Company agrees to take all steps necessary to cause the Schedule 14D-9 to be prepared and filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to the stockholders of the Company, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent and Merger Sub with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendments or supplements thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9.

(b) In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Parent and Merger Sub mailing labels, security position listings and any other available listings or computer files containing the names and addresses of the record holders or beneficial owners of the Shares as of the most recent practicable date, and shall promptly furnish Parent and Merger Sub with such information and assistance (including lists of record holders or beneficial owners of the Shares, updated from time to time upon Parent’s, Merger Sub’s or either of their respective agent’s request, and the addresses, mailing labels and lists of security positions of such record holders or beneficial owners) as Parent, Merger Sub or its agent may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of the Shares. The Company, Parent and Merger Sub agree to disseminate the Offer Documents and the Schedule 14D-9 to the holders and beneficial owners of the Shares together in the same mailing or other form of distribution. Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Merger Sub shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the transactions contemplated hereby or as otherwise permitted under the Confidentiality Agreement, and, if this Agreement shall be terminated in accordance with Article VIII, shall deliver to the Company all copies of such information then in their possession.

Section 1.03 Directors.

(a) Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of authorized directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.03) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment) bears to the total number of shares of Company Common Stock outstanding, and the Company shall take all actions as are necessary to cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of authorized directors and using reasonable best efforts to seek and accept resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.03(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.03(a) hereof shall be subject to the receipt of such information. The provisions of this Section 1.03 are in addition to and shall not limit any rights that Parent, Merger Sub or any of their Affiliates may have as a holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

(c) Following the election or appointment of Parent’s designees pursuant to Section 1.03(a) and until the Effective Time (as defined in Section 2.03 hereof), the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Company Board, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, and (iv) any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

Section 1.04 Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.04, to purchase at a price per share equal to the Common Offer Price paid in the Offer up to that number (but not less than that number) of newly issued shares of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned, directly or indirectly, by Parent or Merger Sub and their respective Subsidiaries at the time of exercise of the Top-Up Option, shall constitute no less than one share more than 90% of shares of Company Common Stock that will be outstanding immediately after the issuance of the Top-Up Shares. The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms; provided, however, that (i) upon exercise of the Top-Up Option, the number of shares of Company Common Stock owned, directly or indirectly, by Parent or Merger Sub and their respective Subsidiaries shall constitute no less than one share more than 90% of the number of shares of Company Common Stock that will be outstanding immediately after the issuance of the Top-Up Shares; (ii) the Top-Up Option shall not be exercisable for a number of shares of Company Common Stock in excess of the shares of Company Common Stock authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the shares of Company Common Stock issuable pursuant to all then-outstanding restricted stock units and any other rights to acquire Company Common Stock as if such shares were outstanding); (iii) Merger Sub shall have accepted for payment all Shares validly tendered in the Offer and not validly withdrawn; and (iv) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any Law or Order.

(b) In the event Merger Sub wishes to exercise the Top-Up Option in accordance with Section 1.04(a), Parent shall so notify the Company, and shall set forth in such notice (i) the number of Shares expected to be owned, directly or indirectly, by Parent or Merger Sub and their respective Subsidiaries immediately preceding the purchase of the Top-Up Shares (giving effect to the Offer Closing), (ii) the number of Top-Up Shares, (iii) a place and a time for the closing of such purchase, and (iv) Merger Sub’s agreement to (and Parent’s agreement to cause Merger Sub to) consummate the Merger in accordance with the DGCL as promptly as practicable following issuance of the Top-Up Shares. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Parent or Merger Sub to the Company for the Top-Up Shares shall be paid to the Company by Merger Sub, at Merger Sub’s election, either (i) entirely in cash, by wire transfer of immediately available funds to an account designated by the Company, (ii) by (A) paying in cash by wire transfer of same day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note in form and substance reasonably satisfactory to the Company having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”), or (iii) by a combination of the methods set forth in the preceding clauses (i) and (ii). The Promissory Note (i) shall bear simple interest at a rate of 5% per annum, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms. The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or, if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by federal or state securities Laws. The parties shall cooperate to ensure that any issuance of Top-Up Shares is accomplished consistent with all applicable Laws.

(c) Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act for transactions not involving a public offering. Each of Parent and Merger Sub hereby represents and warrants to the Company that each of Parent and Merger Sub are, and will be, upon the exercise of the Top-Up Option and purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Each of Parent and Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by it for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d) The parties agree and acknowledge that in any appraisal proceeding to determine the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 3.03, to the fullest extent permitted by applicable Law, the Surviving Corporation shall not assert that the Top-Up Option, the issuance of the Top-Up Shares or the payment by Merger Sub to the Company of any consideration for the Top-Up Shares should be taken into account.

(e) Without limiting any other provision in this Agreement, in the event of any change in the number of outstanding Shares by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting Merger Sub’s rights under the Top-Up Option, the number of Top-Up Option Shares will be adjusted appropriately so as to restore to Merger Sub its rights hereunder with respect to the Top-Up Option as the same exists as of the date of this Agreement; provided that this Section 1.04(e) shall not be deemed to constitute a waiver of any breach by the Company of Section 6.01.

(f) Notwithstanding anything to the contrary in this Agreement, Merger Sub may assign the right to exercise the Top-Up Option to Parent or to any Affiliate of Parent that becomes the owner of the Shares purchased in the Offer.

ARTICLE II

THE MERGER

Section 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time Merger Sub will merge with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 2.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. New York time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, 31st Floor, New York, New York, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date.”

Section 2.03 Effective Time. Subject to the provisions of this Agreement, simultaneously with the Closing, the Company, Parent or Merger Sub, as applicable, will cause a certificate of merger or a certificate of ownership and merger (as applicable, the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.05 Certificate of Incorporation; By-laws. At the Effective Time, and without any further action on the part of the Company or Merger Sub (a) the certificate of incorporation as in effect immediately prior to the Effective Time of the Company shall be amended so as to read in its entirety as set forth in Exhibit B-1, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable Law, and (b) the by-laws of the Company as in effect immediately prior to the Effective Time shall be amended and restated so as to read in their entirety as set forth in Exhibit B-2 and, as so amended and restated, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and applicable Law.

Section 2.06 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.01 Effect of the Merger on Capital Stock and Warrants. Subject to the terms and conditions of this Agreement, at the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a) Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each share of (i) Company Class A Common Stock and (ii) Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (including any Restricted Shares, but excluding (A) shares to be cancelled and retired in accordance with Section 3.01(a), and (B) Dissenting Shares) will be converted into the right to receive, in cash and without interest, an amount equal to the Common Offer Price (the “Common Merger Consideration”). At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 3.03, each holder of a certificate formerly representing any such shares (each a “Common Certificate”) or of Book-Entry Shares will cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration in accordance with Section 3.02 hereof.

(c) Conversion of Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares) will be converted into the right to receive, in cash and without interest, an amount equal to the Preferred Offer Price (the “Preferred Merger Consideration”). At the Effective Time, all shares of Company Preferred Stock will no longer be outstanding and all shares of Company Preferred Stock will be cancelled and retired and will cease to exist, and, subject to Section 3.03, each holder of a certificate formerly representing any such shares (each, a “Preferred Certificate” and together with the Common Certificates, the “Certificates”) or of Book-Entry Shares will cease to have any rights with respect thereto, except the right to receive the Preferred Merger Consideration in accordance with Section 3.02 hereof.

(d) Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each certificate representing outstanding shares of Merger Sub common stock shall at the Effective Time represent an equal number of shares of the Surviving Corporation.

(e) Warrants. Each Warrant issued and outstanding immediately prior to the Effective Time that has a per share exercise price that is less than the Common Offer Price (an “In-the-Money Warrant”) will receive an amount equal to the difference between the Common Offer Price and the per share exercise price of such Warrant (the “Warrant Merger Consideration” and together with Common Merger Consideration and the Preferred Merger Consideration, the “Merger Consideration”); provided, however that any Warrant that has a per share exercise price equal to or in excess of the Common Offer Price (an “Underwater Warrant”) shall be cancelled (effective as of immediately prior to the Effective Time) with no consideration due to the holder of such Underwater Warrant. At the Effective Time, all Warrants will be cancelled and retired and will cease to represent the right to acquire Company Common Stock, and each holder of a Warrant will cease to have any rights with respect thereto, except, with respect to holders of In-the-Money Warrants, the right to receive the Warrant Merger Consideration in accordance with Section 3.02 hereof.

Section 3.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of exchanging for the Merger Consideration for: (i) the Certificates, (ii) the book-entry shares which immediately prior to the Effective Time represented the Shares (the “Book-Entry Shares”) or (iii) the In-the-Money Warrants. On and after the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent, sufficient funds to pay the aggregate Merger Consideration that is payable in respect of all of (A) the Shares represented by the Certificates and the Book-Entry Shares and (B) the In-the-Money Warrants, less any amounts paid pursuant to Section 3.02(g) (the “Payment Fund”) in amounts and at the times necessary for such payments. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 3.01, Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for the payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares and In-the-Money Warrants for the Merger

Consideration. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of Shares and In-the-Money Warrants at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavit of loss/indemnity in lieu thereof) or In-the-Money Warrants or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of Shares or In-the-Money Warrants that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Shares represented by a Certificate (or affidavit of loss/indemnity in lieu thereof) or Book-Entry Shares or the In-the-Money Warrants, as applicable, upon (i) surrender for cancellation to the Exchange Agent of a Certificate (or affidavit of loss/indemnity in lieu thereof), together with a duly completed and validly executed letter of transmittal and such other documents as may be required pursuant to the instructions thereto, (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares, or (iii) surrender to the Exchange Agent of an In-the-Money Warrant, together with a duly completed and validly executed letter of transmittal and such other documents as may be required pursuant to the instructions thereto. Until so surrendered or transferred, as the case may be, and subject to the terms set forth in Section 3.03, each such Certificate, Book-Entry Share or In-the-Money Warrant, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate, Book-Entry Share or In-the-Money Warrant. Upon payment of the Merger Consideration pursuant to the provisions of this Article III, each Certificate or In-the-Money Warrant so surrendered shall immediately be cancelled.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate, the transferred Book-Entry Share or the In-the-Money Warrant, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate or In-the-Money Warrant shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate, Book-Entry Share or In-the-Money Warrant, as applicable, and establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates or In-the Money Warrants or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the In-the-Money Warrants or the Shares formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, the transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates, Book-Entry Shares or In-the-Money Warrants are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(e) Any portion of the Payment Fund that remains unclaimed by the holders of Shares or In-the-Money Warrants twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged Shares or In-the-Money Warrants for the Merger Consideration in accordance with this Section 3.02 prior to that time shall thereafter look only to Parent and/or the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Shares or In-the-Money Warrants for any amounts paid to a public official pursuant to applicable abandoned property, escheat or other applicable Laws. Any amounts remaining unclaimed by holders of Shares or In-the-Money Warrants two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

(g) Notwithstanding anything contained in this Section 3.02 to the contrary, any portion of the Merger Consideration payable in respect of Restricted Shares that become vested by reason of the consummation of the transactions contemplated by this Agreement shall be paid by Parent or Merger Sub to the Surviving Corporation for distribution to the applicable holder thereof through its payroll system.

Section 3.03 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, Shares issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 3.01(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly demanded appraisal of such shares in accordance with Section 262 of the DGCL (such Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares) shall not be converted into or represent a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands. Any payments to be made in respect of Dissenting Shares shall be made by Parent and/or the Surviving Corporation and not by the Company, Merger Sub or by the Exchange Agent, and the Merger Consideration (and the Payment Fund) shall be reduced on a dollar-for-dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Closing Date.

Section 3.04 Adjustments. Without limiting the other provisions of this Agreement and other than as contemplated by this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance of additional shares of capital stock of the Company, but only to the extent permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to this Agreement shall be appropriately and equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Offer Price and the Merger Consideration, subject to further adjustment in accordance with this sentence.

Section 3.05 Withholding Rights. Each of the Company and its Subsidiaries, the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the Offer Price, the Merger Consideration and any amounts payable under Section 3.07 hereof, as the case may be, otherwise payable to any Person pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax law. To the extent that an amount is so deducted and withheld by the Company or any of its Subsidiaries, the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Company or its Subsidiaries, the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding. Notwithstanding the foregoing, the parties agree that no party shall withhold pursuant to Section 1445 of the Code with respect to shares of Company Class A Common Stock.

Section 3.06 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated under this Article III.

Section 3.07 Treatment of Stock-based Compensation.

(a) Effective as of immediately prior to the Effective Time and in accordance with the applicable Company Stock Plan and agreements pursuant to which such shares were granted, each Restricted Share that is then outstanding and unvested shall immediately vest and become nonforfeitable and, thereafter, at the Effective Time shall be treated in the same manner as each other then outstanding share of Company Class A Common Stock in the Merger (subject to the special payment procedures set forth in Section 3.02(g) hereof). Any amounts otherwise payable hereunder in respect of any Restricted Shares shall be reduced by all applicable withholding Taxes in accordance with Section 3.05 hereof.

(b) The Company, the Company Board and/or the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of paragraph (a) of this Section 3.07.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly stated, no representations and warranties are being made in this Agreement by the Company with respect to the Transfer Subsidiaries, including by referencing the Company’s Subsidiaries. Except as set forth in (i) the correspondingly numbered Section of the disclosure letter, dated the date of this Agreement and delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), and (ii) in the Company SEC Documents filed with the SEC after December 31, 2010 and prior to the fifth (5th) Business Day prior to the date of this Agreement (excluding (i) any general reserves, accruals or other Liabilities set forth in the financial statements included therein except to the extent that the matter relating to such reserve, accrual or Liability is described with specificity and (ii) any forward-looking disclosures set forth in any risk factor section thereof and in any section relating to forward-looking statements to the extent they are cautionary, predictive or otherwise similarly forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets, to carry on its business as now conducted and to perform all its respective obligations under each of the Company Material Contracts. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation (including any certificate of designations), by-laws or like organizational documents, each as amended to date (collectively, the “Charter Documents”), of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the material provisions of its Charter Documents. The Charter Documents of each of the Company and each of its Subsidiaries are in full force and effect.

(c) Minutes. The Company has made available to Parent true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board and each committee of the Company Board since December 31, 2010 except for (1) minutes of the Special Committee of the Board of Directors and (2) redactions made to minutes of the Company Board or committees thereof where deemed appropriate with respect to the process of the sale of the Company.

(d) Subsidiaries. Section 4.01(d) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof (excluding the Transfer Subsidiaries) and each of their jurisdictions of organization. Section 4.01(d) of the Company Disclosure Letter sets forth, for each Subsidiary of the Company, (A) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof, (B) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary and (C) the holder or holders of the shares or other equity or voting interests in each such Subsidiary. Except as disclosed in Section 4.01(d) of the Company Disclosure Letter, the Company or one or more of its Subsidiaries is the record and beneficial owner of all the equity interests of each Subsidiary of the Company, free and clear of any Lien, including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens imposed by applicable securities Laws. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02 Capital Structure; Indebtedness.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 175,000,000 shares of Company Class A Common Stock, (ii) 60,000,000 shares of Company Class B Common Stock and (iii) 40,000,000 shares of Company Preferred Stock, 40,000,000 of which are designated as Series A Perpetual Convertible Preferred Stock. As of December 18, 2012, (A) 14,571,663 shares of Company Class A Common Stock were issued and outstanding (including Restricted Shares), (B) 13,652,763 shares of Company Class B Common Stock were issued and outstanding, (C) 33,321,892 shares of Company Preferred Stock were issued and outstanding, (D) 2,335,569 shares of Company Class A Common Stock were issued and held by the Company in its treasury, (E) no shares of Company Class B Common Stock were issued and held by the Company in its treasury, and (F) no shares of Company Preferred Stock were issued and held by the Company in its treasury, and since such date and through the date hereof, no additional shares of Company Common Stock or shares of Company Preferred Stock have been issued or disposed from treasury other than the issuance of shares of Company Common Stock upon the exercise, vesting or settlement of Company Equity Awards granted prior to the date hereof and set forth in Section 4.02(b) below. As of December 18, 2012, there were 117,349 shares of Company Class B Common Stock accrued for issuance as stock dividend shares upon the release of certain shares of Company Class B Common Stock from escrow. As of December 18, 2012, there were outstanding Warrants to purchase 3,476,189 shares of Company Class A Common Stock. Each such Warrant has an exercise price of $5.00. As of the date hereof, all shares of Company Preferred Stock and Class B Common Stock that are issued and outstanding are held of record by Agman and no shares of Company Preferred Stock or Class B Common Stock are held of record by any other Person. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Stock Awards.

(i) As of the date of this Agreement, (i) no Shares were subject to issuance pursuant to Company Stock Options and (ii) an aggregate of 232,627 Restricted Share awards were outstanding and unvested. Section 4.02(b) of the Company Disclosure Letter sets forth with respect to each Company Equity Award as of the date of this Agreement, (A) the name of the grantee, (B) the number of unvested shares of Company Common Stock subject to such outstanding Company Equity Award and (C) the date on which such Company Equity Award was granted or issued. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(ii) Other than the Company Equity Awards, Warrants, Company Preferred Stock, the Top-Up Option set forth in Section 1.04 of this Agreement, and except as set forth in Section 4.02(b)(ii) of the Company Disclosure Letter, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, the Warrants, the Company Preferred Stock, the Top-Up Option or as set forth in Section 4.02(b)(ii) of the Company Disclosure Letter as of the date hereof, there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt securities or shares of capital stock of the Company, (B) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt securities or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholders of the Company may vote, in each case that have been issued by the Company or its Subsidiaries. All outstanding Shares, all outstanding Warrants and all outstanding Company Equity Awards and all outstanding shares of capital stock, voting securities or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii) Except with respect to the Warrants and Company Equity Awards or as set forth on Section 4.02(b)(iii) of the Company Disclosure Letter, the Company has no commitment to redeem, repurchase or otherwise acquire any Shares. Other than the Stockholder’s Agreement, the Company Equity Awards or as set forth in Section 4.02(b)(iii) of the Company Disclosure Letter, there are no stockholder agreements, voting trusts or other arrangements or understandings to which the Company is a party with respect to the capital stock of, the voting of stock or other equity interests of the Company or any of its Subsidiaries.

(iv) Except with respect to the Warrants and Company Equity Awards or as set forth on Section 4.02(b)(iv) of the Company Disclosure Letter, there are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, Company Equity Awards, or the securities of any Subsidiary. Other than the Stockholder’s Agreement, there are no stockholder agreements, voting trusts, proxies or other Contracts to which the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person, is a party or by which it is bound relating to the voting or registration of the Shares or the securities of any Subsidiary or preemptive rights with respect thereto. The Company does not have any stockholder rights plan in effect.

(c) Subject to any appraisal rights available to any holder of Dissenting Shares, the payment of the Common Offer Price, the Preferred Offer Price, and the Merger Consideration (as applicable) in accordance with the terms and provisions of this Agreement is in compliance with the provisions of the Charter Documents (except with respect to the accruing dividend on the Company Preferred Stock (which the holder of the Company Preferred Stock has waived pursuant to a waiver agreement delivered to the Company concurrently with the execution of this Agreement), applicable Law (including the DGCL), and any Contract to which the Company or any holder of Shares (including any Restricted Shares that become vested by reason of the consummation of the transactions contemplated by this Agreement) or holder of Warrants, is a party, and shall, for the avoidance of doubt, satisfy all claims of the holders of Shares (including any Restricted Shares that become vested by reason of the consummation of the transactions contemplated by this Agreement), and all claims of the holders of Warrants, to the Merger Consideration.

(d) The Company has no Indebtedness other than Indebtedness under the Credit Agreement which shall be paid in full at the closing of the Subsidiary Transfer.

Section 4.03 Authority; Non-contravention; Governmental Consents.

(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and the approval of the transactions contemplated hereby by: (i) the affirmative vote or consent of the holders of a majority in voting power of the outstanding shares of Company Common Stock, and (ii) the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Preferred Stock, voting as a separate class (together, the “Requisite Company Vote”) if required by applicable Law, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer, the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote if required by applicable Law. If approval of the holders of the Shares is required by applicable Law, the Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors rights generally and by general principles of equity. The Company has all necessary corporate power and authority to (i) execute and deliver the Subsidiary Transfer Agreement and each other agreement, document or instrument or certificate contemplated by the Subsidiary Transfer Agreement, (ii) perform its obligations under the Subsidiary Transfer Agreement and (iii) to consummate the Subsidiary Transfer and the other transactions contemplated thereby. The execution and delivery of the Subsidiary Transfer Agreement and the consummation by the Company of the Subsidiary Transfer and the other transactions contemplated by the Subsidiary Transfer have been duly and validly authorized by all necessary corporate action.

(b) Non-contravention. Except as set forth in Section 4.03(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and the Subsidiary Transfer Agreement by the Company, as applicable, does not, and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, and the Subsidiary Transfer Agreement and the other transactions contemplated thereby, as applicable, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in clauses (i) through (v) of Section 4.03(c) and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote if required by applicable Laws, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) contravene or conflict with, or result in any violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit; (iv) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any Company Material Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (v) result in the creation of a Lien (other than Permitted

Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), (iv) and (v) for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Governmental Consents. Except as set forth in Section 4.03(c) of the Company Disclosure Letter, no consent, approval, waiver or permit of, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any Governmental Entity is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Offer, the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing with the SEC in accordance with the Exchange Act of (A) the Schedule 14D-9, (B) if required by applicable Laws, the letter to the stockholders of the Company, notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”), and (C) such filings under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under (A) the HSR Act or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NASDAQ; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Board Approval. The Company Board, acting upon the recommendation of the Special Committee and by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the holders of Company Common Stock, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved to recommend that Company stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable Laws, adopt the “agreement of merger” set forth in this Agreement and approve the Merger (collectively, the “Company Board Recommendation”) and (iv) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares thereunder. The Special Committee, acting by resolutions duly adopted by unanimous vote at a meeting of all members of the Special Committee duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that the Subsidiary Transfer Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and (ii) approved the entering into and performance by the Company of the Subsidiary Transfer Agreement and the transactions contemplated thereby (including, with respect to arrangements entered into on or prior to the date hereof, to the extent set forth in Sections 6.12 and 6.13). The Company Board has delegated to the Special Committee full authority to approve the Subsidiary Transfer, the Subsidiary Transfer Agreement and the transactions contemplated thereby.

(e) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder,” “affiliate transaction,” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any federal, state, local or foreign laws (each a “Takeover Statute”, and collectively, “Takeover Statutes”) applicable to the Company is applicable to this Agreement, the Offer, the Merger, the Top-Up Option, the Support Agreements, the Subsidiary Transfer or any of the other transactions contemplated hereby or by the Subsidiary Transfer Agreement. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Article V hereof, the Company Board has taken all actions required to approve Parent, Merger Sub and their respective associates, affiliates, general partners and limited partners and Subsidiaries, or any combination thereof, becoming “interested stockholders” (within the meaning of Section 203 of the DGCL), in connection with negotiating and entering into agreements or otherwise having arrangements or understandings, in each case among themselves solely in connection with the participation of all or any of them in the transactions contemplated by this Agreement and the Support Agreements.

Section 4.04 SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a) SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it under the Exchange Act and the Securities Act since December 31, 2009 (the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) Financial Statements.

(i) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “Company Financial Statements”): (i) complied in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries (including, for purposes of this Section 4.04(b) only, the Transfer Subsidiaries) at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments that are not material in amount or nature as permitted by GAAP and the applicable rules and regulations of the SEC. The books and records of the Company and its Subsidiaries (including, for purposes of this Section 4.04(b) only, the Transfer Subsidiaries) have been maintained in all material respects in a manner that permits the Company to prepare its consolidated financial statements in accordance with GAAP.

(ii) The financial statements attached as Section 4.04(b)(ii) of the Company Disclosure Letter fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the date thereof and the consolidated results of the Company’s operations for the period indicated therein (excluding the Feed Business), subject to the assumptions and qualifications set forth therein.

(c) Internal Controls. The Company and each of its Subsidiaries have established and maintain a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(d) Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company’s chief executive officer and chief financial officer have disclosed, based on their most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s or any of its Subsidiary’s auditors and audit committee of the Company Board since December 31, 2009. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and, the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is in compliance in all material respects with the listing and corporate governance rules and regulations of NASDAQ.

(e) Off-balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(f) Undisclosed Liabilities. The most recent consolidated balance sheet of the Company contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the “Company Balance Sheet.” Except as set forth in Section 4.04(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liabilities, whether or not accrued, contingent or otherwise, and whether due or become due, that would be required by GAAP to be reflected or reserved on a consolidated balance sheet (or notes thereto) other than Liabilities that (i) are reflected or reserved against on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (iii) are incurred in connection with the transactions contemplated by this Agreement or (iv) were incurred since the date of the last Company Balance Sheet and do not exceed $250,000, individually or in the aggregate (with respect to any series of related Liabilities), and would not reasonably be expected to be material to the Company. There are no

Liabilities of a Transfer Subsidiary or of the Feed Business that will be a Liability of the Company after the consummation of the transactions contemplated by the Subsidiary Transfer Agreement, assuming performance of the covenants and indemnities contained therein.

Section 4.05 Absence of Certain Changes or Events. Except as set forth in Section 4.05(b) of the Company Disclosure Letter, since the date of the Company Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business in all material respects and there has not been or occurred:

(a) any Company Material Adverse Effect or any event, occurrence, fact, condition, change, development or effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(b) any event, occurrence, fact, condition, change, development or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01.

Section 4.06 Taxes.

(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them on or prior to the date hereof or the Offer Closing, as applicable. Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than automatic extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) to a taxing authority have been timely paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established on the Company’s financial statements (in accordance with GAAP). Except in connection with the Subsidiary Transfer, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business.

(b) Availability of Tax Returns. The Company has made available to Parent complete and accurate copies of all federal, state, local and foreign income, franchise and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2008 required to be filed after May 28, 2009.

(c) Withholding. The Company and each of its Subsidiaries have withheld and timely paid all material Taxes required to have been withheld or collected and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

(d) Collection and Remittance. The Company and each of its Subsidiaries have collected from each receipt from any of the past and present customers (or other Persons paying amounts to the Company or to any of its Subsidiaries) all material amounts of Taxes required to be collected and has paid and remitted such Taxes when due in material compliance with the form required under applicable Laws.

(e) Liens. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established on the Company’s financial statements (in accordance with GAAP).

(f) Tax Deficiencies and Audits. Except as set forth in Section 4.06(d) of the Company Disclosure Letter: (i) no deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries has not been satisfied by payment, settled or withdrawn; (ii) there are no waivers or extensions of any statute of limitations currently in effect with respect to the collection or assessment of Taxes of the Company or any of its Subsidiaries, except in each case with respect to Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established on the Company’s financial statements (in accordance with GAAP); (iii) to the Knowledge of the Company, as of the date hereof there are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

(g) No claim has been made in writing at any time during the past five (5) years by any taxing authority of a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxes in that jurisdiction.

(h) Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding, which ruling or memorandum would have an effect on the Company or any of its Subsidiaries after the Closing.

(i) Consolidated Groups, Transferee Liability and Tax Agreements. Neither the Company nor any of its Subsidiaries (A) has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than such an “affiliated group” with respect to which the Company was the common parent or of which Agman is a member) or any similar provision of state, local or foreign law, (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries or any liability resulting from the Company or any of its Subsidiaries being a member of an affiliated, consolidated, combined or unitary group of which Agman is a member) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or non-U.S. law) or as a transferee or successor or (C) is a party to, bound by or has any material liability under any Tax sharing, allocation or indemnification agreement or arrangement other than any such agreement or arrangement that (i) would not remain in effect after the Closing

Date, (ii) is among members of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes the common parent of which was and is the Company and, all other parties to which are Subsidiaries immediately after the Closing Date or (iii) is a commercial agreement the primary purpose of which is unrelated to Taxes, to the extent that such agreement contains customary indemnification provisions in respect of Taxes other than such an agreement or arrangement which is between or among the Company and/or its Subsidiaries).

(j) Related Party Transactions. To the Knowledge of the Company, the Company and each of its Subsidiaries have not acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom it does not deal at arm’s length within the meaning of the relevant Tax Law.

(k) Change in Accounting Method. Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(l) Post-Closing Tax Items. The Company and its Subsidiaries will not be required to (x) include any material item of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date or (y) exclude from the calculation of taxable income any material item of deduction for which the Company or any Subsidiary will incur an expense or loss in any taxable period (or portion thereof) ending after the Closing Date as a result of such item or an amount corresponding to such item having been taken into account as a deduction in a taxable period ending before the Closing Date.

(m) Ownership Changes. Without regard to this Agreement, none of the net operating losses of either the Company or any of its Subsidiaries is a “pre-change loss” within the meaning of section 382(d) of the Code the use of which is subject to limitation under section 382 of the Code.

(n) Section 355. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code in the previous three years.

(o) Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a material adviser in respect of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 4.07 Intellectual Property.

(a) Certain Company-Owned IP. Section 4.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all registered Company-Owned IP, including registered Trademarks, registered Copyrights, issued Patents, domain name registrations and pending applications for any of the foregoing (“Registered IP”), setting forth as to each such item, as applicable, the item or title, the owner, the application, registration and issuance number, the application, registration and issuance date, and the jurisdiction in which such item is registered, issued or pending. All of the required filings and fees related to the Registered IP have been timely filed with and paid to the relevant Governmental Entities and authorized registrars.

(b) Right to Use; Title. The Company or one of its Subsidiaries is the owner of all right, title and interest in and to, or has a license to use all material Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently (“Company IP”), free and clear of all Liens other than Permitted Liens.

(c) Validity and Enforceability. The Registered IP is valid and subsisting. The Company and each of its Subsidiaries has taken commercially reasonable steps to maintain the Company-Owned IP and to protect and preserve the confidentiality of all material Trade Secrets included in the Company-Owned IP.

(d) Company IP Agreements. Section 4.07(d) of the Company Disclosure Letter contains a complete and accurate list of all material Company IP Agreements. To the Knowledge of the Company, each material Company IP Agreement is binding and in force, and the Company has not been notified in writing that it is in default under any of them. The Company has provided Buyer with true and complete copies of all material Company IP Agreements, including all modifications, amendments and supplements thereto, that are in the Company’s possession or control. To the Knowledge of the Company, the consummation of the transactions contemplated hereunder will not constitute a material breach or default by the Company or any of its Subsidiaries under any of the material Company IP Agreements that would allow any other party to such agreement to terminate the agreement.

(e) Non-Infringement. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries has not infringed or misappropriated, and is not infringing or misappropriating any Intellectual Property of any other Person. To the Knowledge of the Company, no third party is infringing upon or misappropriating any Company-Owned IP.

(f) IP Legal Actions and Orders. During the three (3) years prior to the date hereof, there have been no Legal Actions (including any oppositions, interferences or re-examinations) settled, pending or, to the Knowledge of the Company, threatened in writing: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; (ii) challenging the validity, enforceability or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any Company-Owned IP; or (iii) by the Company or any of its Subsidiaries alleging any infringement, misappropriation, dilution or violation by any Person of the Company-Owned IP. During the three (3) years prior to the date hereof, the Company and its Subsidiaries have not been subject to any outstanding Order that materially restricts or impairs the use of any Company-Owned IP.

(g) IT Systems. The IT Systems are owned by, or licensed, leased or supplied under third party contracts to, the Company and its Subsidiaries are, in all material respects, all the information and communications technologies and related services that are required or necessary for the continued operation of the business as currently conducted by the Company and its Subsidiaries. The IT Systems have not failed to any material extent in the two (2) years prior to the date of this representation. The Company and its Subsidiaries have taken precautions to preserve the availability, security and integrity of the IT Systems and the data and information stored on the IT Systems.

Section 4.08 Compliance; Permits.

(a) Compliance. The Company and each of its Subsidiaries are and, since December 31, 2009 have been, in compliance with all Laws (including all Anti-Bribery Laws, all Anti-Money Laundering Laws and all Economic Sanctions Laws) or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses, properties, assets or rights are bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2009, (i) neither the Company nor any of its Subsidiaries has received any notice or notification from any Governmental Entity stating that the Company or any of its Subsidiaries is not in compliance with, or alleging or noting a potential violation of, any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has received any written notice, notification or other communication from any Governmental Entity, employee, licensee, licensor, vendor or supplier of the Company or any of its Subsidiaries that remains unresolved and that alleges that the Company or any of its Subsidiaries is not in compliance with, or is subject to any Liability under, any Permit, Law or Order or relating to the revocation or modification of any Permit, except where such non-compliance or Liability would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Permits. The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses as currently conducted, and to own, use, occupy and operate any of their respective assets and properties (including the provision of professional services), all permits, licenses, franchises, registrations, qualifications, variances, certificates, consents, clearances, authorizations, Orders and approvals from any Governmental Entities (collectively, “Permits”) except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is and, since December 31, 2011, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.09 Litigation. Except as set forth in Section 4.09 of the Company Disclosure Letter, there is no claim, action, charge, suit, arbitration, proceeding, inquiry, hearing, mediation or governmental investigation (each, a “Legal Action”) pending or, to the Knowledge of the Company, threatened by or against or relating to the Company or any of its Subsidiaries or any of their respective properties or assets by or before any arbitrator, mediator or Governmental Entity, other than any such Legal Action that (a) does not involve an amount in controversy in excess of $500,000 and (b) does not seek material injunctive or other material non-monetary relief. None of the Company or any of its Subsidiaries or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the Knowledge of the Company, no Order is being considered by a Governmental Entity to which the Company, any of its Subsidiaries or any of its or their respective properties or assets is subject, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no officer or director of the Company or its Subsidiaries is a defendant in any claim, action, charge, suit, proceeding, arbitration, mediation, governmental investigation or audit in connection with his or her status as an officer or director of the Company or any of its Subsidiaries.

Section 4.10 Brokers’ and Finders’ Fees. Except for fees payable by the Company to Evercore Group L.L.C. (the “Company Financial Advisor”) pursuant to an engagement letter, a correct and complete copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.11 Related Party Transactions. Except for the Subsidiary Transfer and the transactions listed on Section 4.11 of the Company Disclosure Letter, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the affiliates of the Company (other than the Subsidiaries of the Company) on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Exchange Act, within the last twelve (12) months (other than any Company Benefit Plan) (each such transaction, agreement, arrangement and understanding, a “Related Party Agreement”).

Section 4.12 Employee Matters.

(a) Section 4.12(a) of the Company Disclosure Letter contains a true and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means each (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and (ii) stock purchase, incentive, stock incentive, severance, employment, retention, change-in-control, individual consulting, retirement and deferred compensation plan, agreement, program, policy or arrangement, in each case, whether written or unwritten, or funded or unfunded, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has or may reasonably be expected to have any liability, other than any such plan, agreement, program, policy or arrangement maintained by a

Governmental Entity or any Multiemployer Plan. Except as set forth in Section 4.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, has any commitment to (i) amend or modify any Company Benefit Plan, (ii) establish or implement any other retiree benefit or other compensation plan or arrangement, or (iii) except as explicitly required by the terms of any Company Benefit Plan or collective bargaining agreement relating to any labor organization, works council or trade union in effect on the date of this Agreement and listed on Section 4.12(h) of the Company Disclosure Letter, increase or otherwise change remuneration payable to any current or former employee, labor organization, works council, trade union, officer or director of the Company or any of its Subsidiaries. Each Company Benefit Plan that is a defined benefit pension arrangement is fully funded both for the purposes of accounting and financial statement presentation and for determining cash funding to secure all of its current and future obligations as of the date of this Agreement (and is expected to be so funded as of the Closing Date).

(b) Documents. The Company has made available to Parent correct and complete copies (or, if a plan is not written, a written description) of each Company Benefit Plan and amendments thereto and, to the extent applicable, (i) all related trust agreements, (ii) the most recent determination or opinion letter received regarding the tax-qualified status of each Company Benefit Plan, (iii) the most recent summary plan description and summary of material modifications of each Company Benefit Plan; and (iv) with respect to each Company Benefit Plan, the three most recently filed or prepared, as applicable, (A) Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) Multiemployer and Defined Benefit Plans. No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. Other than as disclosed in Section 4.12(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to, or is required to contribute to, a Multiemployer Plan, and neither the Company nor any of its Subsidiaries or ERISA Affiliates has any withdrawal liability (contingent or otherwise) relating to a Multiemployer Plan. Except as listed on Section 4.12(c) of the Company Disclosure Letter, no written notice has been received by the Company or any of its Subsidiaries or ERISA Affiliates that any Multiemployer Plan to which the Company or any of its Subsidiaries or ERISA Affiliates contributes to or is obligated to contribute is in “endangered status” or “critical status” within the meaning of Section 432 of the Code, or is in “reorganization” or “insolvent.” No Company Benefit Plan subject to the Income Tax Act (Canada) contains or has ever contained a “defined benefit provision” as such term is defined in subsection 147.1(1) of that Act.

(d) Compliance. Since January 1, 2009, each Company Benefit Plan has been established, registered (where applicable), administered, invested (where applicable) and funded (where applicable) in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. No fact or circumstance exists which would be reasonably likely to result in the loss of the registered status of any registered Company Benefit Plan. The Company or its Subsidiaries has made all contributions and paid all premiums in respect of each Company Benefit Plan in all material respects in accordance with the terms of each Company Benefit Plan and applicable Laws. All material employee data reasonably necessary to administer each Company Benefit Plan in accordance with its terms and conditions and all Laws is in the possession or control of the Company or its Subsidiaries and, to the Knowledge of the Company, such data is complete, correct, and in a form which is sufficient for the proper administration of each Company Benefit Plan.

(e) Qualification and No Post-Employment Obligations. Each Company Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. Except as set forth in Section 4.12(e) of the Company Disclosure Letter, no Company Benefit Plan provides post-employment welfare benefits (including health, medical or life insurance) to any individual, other than (i) as required by Section 4980B of the Code or other applicable Laws or (ii) the full cost of which is borne by the applicable individual, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(f) Claims. Except as set forth in Section 4.12(f) of the Company Disclosure Letter, with respect to any Company Benefit Plan, and in each case except as would not reasonably be expected to result in a Company Material Adverse Effect: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims. No administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the IRS or other Governmental Entity relating to a Company Benefit Plan is pending.

(g) Certain Payments. Except as set forth in Section 4.12(g) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement (but excluding, for the avoidance of doubt, the Subsidiary Transfer) will not, either alone or in combination with another event, (i) result in any material payment or benefit under a Company Benefit Plan becoming due or payable, or being required to be provided, to any current or former employee, officer or director of the Company or any of its Subsidiaries or any ERISA Affiliate, (ii) materially increase the amount or value of any benefit or compensation under a Company Benefit Plan payable or required to be provided to any current or former employee, officer or director of the Company or any of its Subsidiaries or any ERISA Affiliate, (iii) result in the acceleration of the time of payment or vesting of any material benefit or compensation under a Company Benefit Plan, or (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Labor. Except as set forth in Section 4.12(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is, or has been within the twelve (12) months prior to the date hereof, party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, works council or trade union with respect to any of its or their current or former employees. Except as would not reasonably be expected to result in a Company Material Adverse Effect, no work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries by their employees is pending or, to the Knowledge of the

Company, threatened, and none have occurred within the twelve (12) months prior to the date hereof. Except as set forth in Section 4.12(h) of the Company Disclosure Letter, (A) none of the employees of the Company or any of its Subsidiaries are represented by a labor organization, works council or trade union and (B) to the Knowledge of the Company, there is no threatened or ongoing organizing activity, demand for recognition, election petition, or union card signing campaigns by any labor organization, works council or trade union directed at the Company or any of its Subsidiaries, and no such actions have occurred within the twelve (12) months prior to the date hereof. The Company and its Subsidiaries are in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, or work council and have been within the last two (2) years, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with employment Laws, including but not limited to Laws relating to wages, hours, overtime, pay equity, hiring, promotion, equal employment opportunity, occupational health and safety (including employee training), leaves of absence, and the payment and withholding of taxes and similar obligations and have been within the last two (2) years, and, within the twelve (12) months prior to the date hereof, the Company has not received any notice of any violation of any such Laws by any Governmental Entity. During the twelve (12) months prior to the date of this Agreement neither the Company nor any of its Subsidiaries have received any written communications from any Governmental Entity responsible for the enforcement of labor, employment, non-discrimination, civil rights, affirmative action or wage and hour laws that it is conducting or intends to conduct an audit, review or investigation of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any consent decree, injunction or other form of court order relating to any practice relating to labor, employment, civil rights, discrimination, affirmative action or wage and hour issues that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, and except as set forth in Section 4.12(h) of the Company Disclosure Letter, there are no pending or, to the Knowledge of the Company, threatened Legal Actions or investigations, whether internal or external, against the Company or any of its Subsidiaries alleging unlawful discrimination, retaliation or harassment; failure to provide reasonable accommodation; unlawful denial of a leave of absence; failure to provide compensation or benefits; unfair labor practices; or misclassification by the Company or any of its Subsidiaries, nor have there been within the twelve (12) month period prior to this Agreement, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) WARN Act. Neither the Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities in the past three (3) years that would violate or give rise to an obligation to provide notice required pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law. Section 4.12(i) of the Company Disclosure Letter identifies and sets forth the worksite of all employees of the Company who have been terminated by the Company other than for cause within the ninety (90) days prior to the date of this Agreement.

(j) Financial Disclosures. Except as set forth in Section 4.12(j) of the Company Disclosure Letter, All Liabilities relating to any Company Benefit Plan, salaries, wages, bonuses,

commissions, retention payments, vacation with pay or sick days, or any other compensation or benefit arrangement, either have been paid or are accurately reflected in all material respects in the Company’s or its Subsidiaries’ books and records to the extent required by applicable Laws and/or GAAP to be so reflected.

(k) Data Protection. With respect to any employees, employee benefits and Company Benefit Plans, the Company and its Subsidiaries have complied in all material respects with all applicable data protection Laws and regulations, and the Company and its Subsidiaries have not received any written notice or written allegation alleging that the Company or its Subsidiaries has not complied with any of them.

(l) Exclusive Representations. The representations and warranties set forth in this Section 4.12 shall be the sole representations and warranties in this Agreement relating to employees, employee benefits and the Company Benefit Plans.

Section 4.13 Real Property and Personal Property Matters.

(a) Owned Real Estate. Except as would not reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole, the Company or one or more of its Subsidiaries has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens other than the Permitted Liens. Section 4.13(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of the Owned Real Estate. Except as otherwise set forth in Section 4.13(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries has (i) leased or otherwise granted to any Person the right to use, occupy or possess the Owned Real Estate or any portion thereof, (ii) granted to any Person any right or option to purchase, lease, sublease or license any interest in the Owned Real Estate, other than Permitted Liens or (iii) received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation, eminent domain, or similar proceeding with respect to any of the Owned Real Estate. Each facility (including all buildings, structures and improvements) located on the Owned Real Estate is suitable for its current use, operation and occupancy.

(b) Leased Real Estate. Except as would not reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has a valid and subsisting leasehold estate in each parcel of real property demised under a Lease for the full term of the respective Lease free and clear of any Liens other than Permitted Liens. Section 4.13(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of the material Leased Real Estate. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) all Leases are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (y) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, no third party, is in default or breach in any material respect under any Lease. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease. Except as set forth on Section 4.13(b) of the Company Disclosure Letter, the Company has delivered or otherwise made available to Parent true and complete copies of all material Leases (including all material modifications, amendments, supplements, waivers and side letters thereto) pursuant to which the

Company or any of its Subsidiaries thereof leases, subleases or licenses, as tenant, any Leased Real Estate. Each facility (including all buildings, structures and improvements) located on the Leased Real Estate is suitable for its current use, operation and occupancy.

(c) Personal Property. Except as would not reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property reflected in the Company Balance Sheet, free and clear of all Liens, other than Permitted Liens. All material items of personal property owned or leased by the Company or any of its Subsidiaries are, In the aggregate, sufficient for the uses for which they are being put and are in good and safe condition and repair (ordinary wear and tear excepted).

Section 4.14 Subsidiary Transfer.

(a) After giving effect to consummation of the Subsidiary Transfer, the assets, properties and rights of the Company and its Subsidiaries (other than the Transfer Subsidiaries) will constitute all of the assets, properties and rights that are used in or necessary to conduct the Terminals Business of the Company and its Subsidiaries (other than the Transfer Subsidiaries), in all material respects, as conducted as of the date hereof.

(b) After giving effect to the transactions contemplated by the Subsidiary Transfer Agreement, including the repayment of debt as contemplated in the Subsidiary Transfer Agreement, and payment of all related fees and expenses, the Company will be Solvent as of the closing date under the Subsidiary Transfer Agreement and immediately after the consummation of the transactions contemplated thereby.

(c) Other than as set forth on Section 4.14(c) of the Company Disclosure Letter, from and after the consummation of the Subsidiary Transfer, there will be no Contracts among ED&F Man Holding Limited (or any Affiliates thereof, including the Transfer Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand.

(d) Since June 1, 2009, the Company and the Company’s Subsidiaries have not conducted any business other than the Terminals Business and the Feed Business, and have not incurred any Liabilities other than in connection with the Terminals Business and the Feed Business, including in connection with any related financing activities.

Section 4.15 Environmental Matters. Except as set forth in Section 4.15 of the Company Disclosure Letter or for such matters as would not reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries are, and since December 31, 2009 have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, and compliance with, all Permits required under Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted. All such Permits are in full force and effect and true and correct copies have been made available to Parent and Merger Sub. No suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened.

(b) Neither the Company nor any of its Subsidiaries has produced, processed, manufactured, generated, transported, treated, handled, used, stored, discharged, spilled, disposed or arranged for the disposal of, remediated or released any Hazardous Substances, except as would not reasonably be expected to result in any current or former Liability pursuant to Environmental Laws.

(c) Neither the Company nor any of its Subsidiaries has received written notice of, and there is no Legal Action pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, alleging any Liability or responsibility of the Company or any of its Subsidiaries under or non-compliance of the Company or any of its Subsidiaries with any Environmental Law or seeking to impose any responsibility, financial or otherwise, on the Company or any of its Subsidiaries for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law, except for such notices, Legal Actions, Liabilities, responsibilities, or non-compliance that have been resolved in all material respects. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any unresolved Liability or obligation on the Company or any of its Subsidiaries with respect to any of the foregoing.

(d) The Company and its Subsidiaries have made available to Parent and Merger Sub true and correct copies of all material, environmental reports, studies and assessments in their possession and control, except for such reports, studies and assessments (or any part thereof), the provision of which to Parent and Merger Sub would jeopardize the protection of attorney-client privilege, breach any binding agreement, or contravene any applicable Law (the “Privileged Reports”), and with respect to such Privileged Reports, the Company and its Subsidiaries have disclosed to Parent and Merger Sub all material, non-privileged information contained in such Privileged Reports in a manner that could not reasonably be expected to compromise any privilege therein.

(e) The representations and warranties in Section 4.15 are the sole and exclusive representations of the Company related to Environmental Law or Hazardous Substances.

Section 4.16 Material Contracts.

(a) Material Contracts. Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Company Material Contracts. The Company has made available to Parent and Merger Sub (including by filing with the SEC) complete and correct copies of all Company Material Contracts.

(b) No Breach. In each case, other than as a result of the expiration or termination of any Company Material Contract in accordance with its terms and except as would not reasonably be expected to be material to the Company, (i) all the Company Material Contracts are legal, valid and binding obligations on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms, and are in full force and effect in all material respects (subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity) (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated in any material respect any provision of, or failed to perform in any material respect any obligation required under the provisions of, any Company Material Contract, (iii) neither the Company nor any of its Subsidiaries has received any written notice of breach or a written claim of default under any Company Material Contract, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any third party, is or is alleged to be in material breach, violation or default under any Company Material Contract, (iv) to the Knowledge of the Company, no event has occurred which would result in a material breach or violation of, or a default under, any Company Material Contract (in each case, with or without notice or lapse of time or both), and (v) since December 31, 2011, the Company has not received any written notice from any other party to any Company Material Contract stating that such party intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder.

Section 4.17 Insurance. Except as does not and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company currently maintains policies of insurance of the types and in the amounts adequate for its businesses (taking into account the costs and availability of such insurance) and (ii) all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid. Neither the Company nor any of its Subsidiaries is in material breach or default under any policy of insurance, and neither the Company nor any of its Subsidiaries have taken, or failed to take, any action, which, with or without notice or the lapse of time, would constitute such a material breach or default or modification of any insurance policy of the Company or its Subsidiaries. Since December 31, 2011, neither the Company nor any of its Subsidiaries have received any written notice of termination or cancellation or, as of the date hereof, denial or dispute of coverage with respect to any insurance policy currently maintained by the Company or any of its Subsidiaries of any material claim made pursuant to any such insurance policy. This Section 4.17 shall not apply to any insurance policy that is, or is part of, a Company Benefit Plan.

Section 4.18 Information in the Proxy Statement. The Company Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date first mailed to the Company’s stockholders or at the time of any meeting of the Company stockholders to be held in connection with the Merger (the “Company Stockholders Meeting”), or at the time of any amendment or supplement thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein supplied by Parent or Merger Sub or their Representatives for inclusion or incorporation by reference in the Company Proxy Statement. The Company Proxy Statement will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 4.19 Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein supplied by Parent or Merger Sub or their Representatives for inclusion or incorporation by reference in the Schedule 14D-9.

Section 4.20 Fairness Opinion. The Company Board and the Special Committee have received the written opinion of the Company Financial Advisor dated as of the date of this Agreement to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, (i) the consideration to be received in the Offer and the Merger by the holders of Company Common Stock (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of Company Common Stock, and (ii) the consideration to be received by the Company pursuant to the transactions contemplated by the Subsidiary Transfer Agreement is fair, from a financial point of view, to the Company. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified, and prior to the date hereof, a true and correct copy of such opinion has been delivered to Parent.

Section 4.21 Key Customers. Section 4.21 of the Company Disclosure Letter sets forth a list of the ten (10) largest customers of the Company and its Subsidiaries based on total revenue generated from such customers in the Company’s prior fiscal year. As of the date of this Agreement, none of such customers has cancelled, or otherwise modified in any material adverse manner since December 31, 2011, or has delivered written notice of its intent to cancel or materially reduce its business with the Company and its Subsidiaries.

Section 4.22 Certain Business Practices. There is no non-competition or other similar agreement to which the Company is party or Order to which the Company subject that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company. Except for customer contracts entered into in the ordinary course of business which provide for dedicated tanks or dedicated tank capacity, and except as set forth on Section 4.22 of the Company Disclosure Letter, the Company has not entered into any agreement under which the Company is restricted from selling, licensing or otherwise distributing any of its products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization. Each of Parent and Merger Sub is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware, and each of them has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.02 Authority; Non-contravention; Governmental Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors rights generally and by general principles of equity.

(b) Non-contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Offer and the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the certificate of incorporation or by-laws of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 5.02(c), conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) contravene or conflict with or result in any violation of any terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify any permit; (iv) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (v) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii), (iv) and (v), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) such filings with the SEC as may be required to be made by Parent or Merger Sub in accordance with the Exchange Act in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby; (iii) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country; and (v) such other Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.03 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding and owned by Parent as Merger Sub’s sole stockholder. The outstanding shares of Merger Sub have been duly authorized and validly issued, fully paid and non-assessable, and not subject to any preemptive rights (and were not issued in violation of any preemptive rights).

Section 5.04 Information in the Proxy Statement. None of the information with respect to Parent or Merger Sub that Parent or any of its Representatives supplies in writing to the Company for use in the Company Proxy Statement, if any (and any amendment or supplement thereto), at the date such Company Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or at the time of any amendment or supplement thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives for inclusion or incorporation by reference in the Company Proxy Statement.

Section 5.05 Information in the Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC or at the time of distribution or dissemination thereof to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives for inclusion in the Offer Documents. The Offer Documents will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 5.06 Financial Capability. Concurrently with the execution of this Agreement, Guarantor and Parent have delivered to the Company the duly executed Guarantee in respect of (among other things) the payment obligations (subject to the Cap (as defined in the Guarantee)) of Parent or Merger Sub pursuant to this Agreement and the commitment of Guarantor to provide Parent and Merger Sub with amounts necessary to pay the Merger Consideration (pursuant to the terms, and subject to the conditions, hereof). The Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee. Other than as set forth in the Guarantee, there are no Contracts or other arrangements that would permit the Guarantor to reduce the Cap or that could otherwise affect, in any material respect, the availability of the funds committed to be provided to Parent at the Closing. The Guarantee does not violate the fund documents of the Guarantor and the Guarantor has the ability to make capital calls sufficient to satisfy their obligations thereunder (subject to the Cap).

Section 5.07 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent or any of its Subsidiaries, including Merger Sub, in each case, by or before any arbitrator, mediator or Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

Section 5.08 Ownership of Shares. As of the date of this Agreement, neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any Shares (other than any Shares that may be deemed beneficially owned due solely to the entry into by Parent and Merger Sub of the Support Agreements).

Section 5.09 No Other Representations and Warranties. Except for the representations and warranties contained in Article IV of this Agreement, Parent acknowledges that neither the Company nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives in connection with the transactions contemplated hereby and that neither the Company, its Subsidiaries nor any of their respective Representatives has made any representation or warranty regarding the Company, its Subsidiaries or their respective businesses. Parent acknowledges that neither the Company, any of its Subsidiaries nor any of their respective Representatives will have or be subject to any liability or obligation to Parent, Merger Sub or any other Person resulting from the distribution, communication or furnishing to Parent, Merger Sub and their respective Representatives (whether in written or oral form), or use by any of such Persons, of any information, documents, projections, forecasts or other material made available to such Persons, confidential information memoranda or management interviews and presentations in expectation of the transactions. Notwithstanding the foregoing, neither (a) this Section 5.09, (b) the scope of the representations and warranties set out in this Agreement nor (c) the absence of any representation and warranty from this Agreement shall (or shall be deemed to) limit, modify or otherwise affect any claim or cause of action of Parent or Merger Sub based on fraud or intentional misrepresentation.

Section 5.10 Operations of Parent and Merger Sub. Neither Parent nor Merger Sub owns interests in any entity that operates in the bulk liquid storage and related services business in the United States.

Section 5.11 Delaware Law. None of Parent, Merger Sub or any of their respective affiliates was an “interested stockholder” as such term is defined in Section 203 of the DGCL (other than as a result of a transaction approved by the Company Board as described in Section 203(a)(1) of the DGCL) at any time during the three-year period immediately preceding the execution and delivery of this Agreement.

Section 5.12 Taxes. As a result of the Merger, the taxable year of the Company will end on the Closing Date for U.S. federal income tax purposes.

ARTICLE VI

COVENANTS

Section 6.01 Conduct of Business of the Company. Except as (i) expressly contemplated by this Agreement, (ii) expressly contemplated by the Subsidiary Transfer Agreement, (iii) required by applicable Law or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, other than the Transfer Subsidiaries (which shall not be restricted by this Section 6.01, but solely to the extent that an action set forth below taken (in the case of negative covenants) or not taken (in the case of affirmative covenants) would not have any adverse effect on the Company after giving effect to the Subsidiary Transfer and would not reasonably be expected to prevent or materially delay the consummation of the transactions hereunder), carry on its business in the ordinary course consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

(a) amend or propose to amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(b) (i) split, subdivide, combine or reclassify any securities of the Company or any Subsidiary, (ii) except as expressly contemplated by Section 3.07, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any securities of the Company or any Subsidiary (other than with respect to Company Equity Awards outstanding as of the date of this Agreement) or (iii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting or registration of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiary);

(c) issue, deliver, grant, sell, pledge, transfer, dispose of or encumber any securities of the Company or any Subsidiary or issue or grant any Company Stock Option, other than the issuance of shares of Company Common Stock upon the exercise of, or otherwise with respect to, any Company Equity Award or Warrant outstanding as of the date of this Agreement in accordance with their terms or as required by the terms of any Company Benefit Plan in effect on the date of this Agreement and listed on Section 4.12(a) of the Company Disclosure Letter;

(d) (i) other than as contemplated by the Subsidiary Transfer Agreement, transfer, license, sell, lease or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in the Company or any of its Subsidiaries, except for transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than the Merger);

(e) Except as contemplated by Section 5.12 (and Exhibit I) of the Subsidiary Transfer Agreement, (i) (A) repurchase or prepay (other than in the case of payment to a Subsidiary of the Company) or (B) incur, create, assume or otherwise acquire, any indebtedness for borrowed money, (ii) assume, guarantee or endorse any such indebtedness of another Person (other than a Subsidiary of the Company that is not a Transfer Subsidiary) for borrowed money, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or (iii) enter into any arrangement having the economic effect of any of the foregoing;

(f) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Company IP;

(g) institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity against the Company or any of its Subsidiaries, other than the settlement of Legal Actions that require payments by the Company or any of its Subsidiaries (net of insurance proceeds) in an amount not to exceed, individually or in the aggregate, $500,000 except for any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business or that alleges that the Company or any of its Subsidiaries infringe, violate or misappropriate the Intellectual Property of any Person;

(h) make any change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(i) (i) settle or compromise any material Tax claim, audit or assessment, (ii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, (iii) amend any material Tax Returns of the Company or of its Subsidiaries, or (iv) enter into any material closing agreement or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(j) grant any Lien on any of its assets, other than Permitted Liens;

(k) except as otherwise contemplated by this Agreement, make any loan for borrowed money, or forgive any loan for borrowed money, to any Person, including loans to employees, officers or directors or any of their respective affiliates or associates, other than any such loans made in accordance with the terms of a Company Benefit Plan sponsored or maintained by the Company or any of its Subsidiaries in the United States;

(l) acquire (including by merger, consolidation or acquisition of equity interests) any securities, capital stock or other equity interests in or all or substantially all of the material assets of any business or any division thereof, or make any loan, advance or capital contribution to, or investment in, any business or any division thereof;

(m) (A) establish, adopt, enter into, amend or modify any Company Benefit Plan (or any plan that would be a Company Benefit Plan if in effect on the date hereof) in a manner that would increase the liability of the Company or any of its Subsidiaries, except for amendments required by applicable Law or required to maintain the tax-qualified status of any Company Benefit Plan under Code Section 401(a), (B) (i) grant or agree to grant any new retention, change-of-control or similar type of bonus to (or enhance any such existing arrangement with) any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, (ii) grant or agree to grant any new severance or termination pay entitlement to (or enhance any such existing arrangement with) any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries or (iii) make payment on any arrangement described in clause (i) or (ii), except, in the case of clause (ii) only, as required by applicable Law or in accordance with any Company Benefit Plan as in effect on the date hereof and listed on Section 4.12(a) of the Company Disclosure Letter (including, without limitation, the Company’s severance policy), (C) accelerate the vesting or payment of, or fund or in any other way secure the payment, compensation or benefits under, any Company Benefit Plan to the extent not contemplated by the terms of this Agreement or required by such Company Benefit Plan as in effect on the date of this Agreement, (D) remove any auditor or any director or terminate any officer of the Company or its Subsidiaries, in any case, other than for cause or disability, or (E) otherwise increase wages, salaries, bonuses or other material compensation or material benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, except for increases to base salary of non-executive employees in the ordinary course of business consistent with past practice, and not exceeding 5% per employee;

(n) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would materially restrict or limit the operations of the Company or any of its Subsidiaries (or Parent or any of its Affiliates after the consummation of the Merger), other than agreements in the ordinary course of business consistent with past practice;

(o) except as contemplated by the Memorandum of Understanding, amend, modify, extend, renew, supplement, terminate or enter into any lease or sublease of real or personal property (whether as a lessor, sublessor, lessee, or sublessee) or any renewals thereof involving a rental obligation exceeding $500,000 per annum per any such lease or for a term of more than five years, other than in the ordinary course of business consistent with past practice;

(p) purchase or lease (as lessee), or enter into any Contract for the purchase or lease (as lessee) of, any assets, other than the purchase or lease of assets in the ordinary course of business;

(q) demolish, remove, modify or alter in any material way any of the existing improvements or erect new improvements on the Real Estate, or any portion thereof, other than in the ordinary course of business consistent with past practice;

(r) other than as permitted in this Section 6.01, (i) enter into any transaction, Contract or commitment that provides for payments over the term of the Contract or commitment of more than $500,000 to or from the Company or any of its Subsidiaries or that cannot be terminated by the Company or any of its Subsidiaries, on less than ninety (90) calendar days’ notice, (ii) materially amend, modify, change, or terminate (other than at its stated expiration date) any Material Contract or Company IP Agreement to which the Company or any of its Subsidiaries is a party, or waive, release, or assign any material rights or claims thereunder, (iii) waive or permit the loss of any material Permits or rights of substantial value, or (iv) cancel any material debt or claim;

(s) other than actions to remove the Transfer Subsidiaries from coverage, terminate or cancel, or amend or modify in any respect, any insurance policies referred to in Section 4.17;

(t) except in the ordinary course of business consistent with past practice, delay the satisfaction or discharge of any accounts payable or trade payables or accelerate the collection of any accounts receivable, in each case of any of the Company or its Subsidiaries; or

(u) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 6.02 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VIII, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, without the prior written consent of the other (which consent will not be unreasonably conditioned, withheld, or delayed), any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated hereby.

Section 6.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VIII, (i) the Company shall, and shall cause its Subsidiaries and each of their respective Representatives (collectively, “Company Representatives”) to, afford to Parent and Merger Sub and each of their respective Representatives and potential sources of financing (collectively, “Parent Representatives”) reasonable access, during normal business hours and in a manner as shall not unreasonably interfere with or disrupt the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices and other facilities and to all books, records (including Tax Returns and supporting documentation), contracts and other assets of the Company and its Subsidiaries, and (ii) the Company shall, and shall cause its Subsidiaries and the Company Representatives to, furnish promptly to Parent, Merger Sub and the Parent Representatives such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and each of its Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request from time to time, provided that such requests shall not unreasonably interfere with or disrupt the business or operations of the Company or any Subsidiary thereof. All requests for such access and information shall be made to such agents of the Company as the Company may designate, who will be solely responsible for coordinating all such requests and all access permitted hereunder. Neither Parent, Merger Sub, nor any Parent Representative shall contact any of the employees, customers, landlords, licensors, or suppliers of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, the Offer, or the Merger, whether in person or by telephone, mail or other means of communication, without the specific prior authorization of such agents of the Company as the Company may designate. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege, breach any binding agreement, or contravene any applicable Law so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s privilege with respect thereto. Neither the Company nor any of its Subsidiaries shall be required to provide access for, and neither Parent nor Merger Sub shall be entitled to conduct, (except as may be consented to in writing by the Company in its sole discretion) any ASTM Phase II Environmental Site Assessment (or analogous invasive environmental investigation). Parent or Merger Sub shall be entitled to conduct ASTM Phase I Environmental Site Assessments, at Parent or Merger Sub’s sole expense. For the avoidance of doubt, and notwithstanding the foregoing, the Company has not provided, shall not be required to provide, and following the Subsidiary Transfer, except as otherwise provided in the Subsidiary Transfer Agreement, the Company shall not have access to, the properties, books, contracts and records and other information as it relates to the business, assets, liabilities, employees and other aspects of the Transfer Subsidiaries, and neither the Company nor the Transfer Subsidiaries shall have any obligation at any time to grant such access to Parent or Merger Sub; provided, however, that the Company shall reasonably cooperate to provide requested information and access with respect to the Transfer Subsidiaries to the extent reasonably related to the transactions contemplated by this Agreement or the business of the Company and its Subsidiaries following the Closing.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated October 30, 2012, between EQT Infrastructure II GP B.V. and the Company (together, the “Confidentiality Agreement”).

Section 6.04 No Solicitation.

(a) Except as permitted by this Section 6.04 or by the Subsidiary Transfer Agreement with respect to the Transfer Subsidiaries, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall, and the Company shall cause its Subsidiaries and Affiliates, and its and their respective directors, officers, employees, advisors, consultants, accountants, investment bankers and other agents and representatives (collectively, “Representatives”) to (i) cease and cause to be terminated any existing discussions or negotiations with any Person other than Parent and Merger Sub with respect to a Takeover Proposal and (ii) not, directly or indirectly: (A) initiate, solicit or knowingly encourage or facilitate (including by providing information or granting any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or otherwise) any inquiries, discussions or offers or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding a Takeover Proposal, or provide any non-public information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries, (C) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) relating to a Takeover Proposal (a “Company Acquisition Agreement”) or (D) resolve to propose, agree or publicly announce an intention to do any of the foregoing.

(b) At any time following the date hereof and prior to the Offer Closing, if the Company receives a bona fide written Takeover Proposal from any Person other than Parent or Merger Sub (which Takeover Proposal does not arise out of any breach of this Section 6.04), (i) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed confidentiality agreement containing confidentiality terms that are no less favorable to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 6.04 (an “Acceptable Confidentiality Agreement”); provided further that any information concerning the Company or its Subsidiaries provided to any such Person shall, to the extent not previously provided to Parent or Merger Sub, be concurrently provided to Parent or Merger Sub; and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person if and only to the extent that prior to taking any action described in clause (i) above or this clause (ii), (x) the Company Board determines in good faith, after receiving the recommendation of the Special Committee and after consultation with outside legal counsel, including legal counsel to the Special Committee, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, (y) based on the information then available, the Company Board determines in good faith, after receiving the recommendation of the Special Committee and after consultation with the Company

Financial Advisor that such Takeover Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (z) the Company has provided prior oral and written notice to Parent and Merger Sub of the determination of the Board.

(c) Except as set forth in this Section 6.04(c), none of the Company Board, the Special Committee or any other committee of the Company Board shall (1) withdraw, amend, modify or qualify in a manner adverse to Parent or Merger Sub, or fail to make, the Company Board Recommendation (which shall include a failure to include the Company Board Recommendation in the Schedule 14D-9), (2) adopt, approve or recommend a Takeover Proposal, (3) fail to recommend against any Takeover Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 or fail to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation, in either case within ten (10) Business Days after the commencement of such Takeover Proposal, (4) make any public statement inconsistent with the Company Board Recommendation or (5) resolve or publicly propose to take any of the foregoing actions (any of the foregoing in clauses (1) through (5) inclusive, a “Company Adverse Recommendation Change”) or cause or permit the Company to enter into any Company Acquisition Agreement. Notwithstanding anything to the contrary contained in this Agreement, prior to the Offer Closing, the Company Board or the Special Committee, directly or indirectly through any Representative, may if neither the Company nor its Subsidiaries, nor their respective Representatives, are in breach of this Section 6.04, (i) on account of material events or changes in circumstances arising after the date hereof and not known to the Company as of or prior to the date hereof, make a Company Adverse Recommendation Change or (ii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change and terminate this Agreement in accordance with the terms of Section 8.04(a) only if (in the case of either (i) or (ii)) the Company Board determines in good faith, after receiving the recommendation of the Special Committee and after consultation with outside legal counsel, including legal counsel to the Special Committee, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided that the Company shall not be permitted to terminate this Agreement in the event of a Company Adverse Recommendation Change pursuant to clause (i) above and shall not take the actions in clause (ii) above unless and until (A) the Company notifies Parent and Merger Sub in writing (a “Notice of Superior Proposal”), at least four (4) Business Days in advance of taking either such action, that the Company Board intends to take the action in clause (ii) above and that the Company Board intends to declare a Superior Proposal, which Notice of Superior Proposal shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and shall attach the agreements and all material related documentation providing for such Superior Proposal; (B) after providing such Notice of Superior Proposal and prior to taking such action in clause (ii) above, the Company shall negotiate in good faith with Parent and Merger Sub during such four (4) Business Days period (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement as would permit the Company Board (consistent with its fiduciary duties under applicable Law) not to take such action in clause (ii) above; and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent and Merger Sub in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.04(c); provided that references to the four (4) Business Days period above shall be deemed to be references to a two (2) Business Day period with respect to any such amendment to a previous Superior Proposal. Not less than two (2) Business Days prior to making any Company Adverse Recommendation Change pursuant to clause (i) above, the Company shall notify Parent and Merger Sub, which notice shall state all of the underlying facts related thereto and the basis for the Company Board’s determination. Nothing contained herein shall prevent the Company Board from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law, provided that any disclosure other than (A) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) an express and unqualified rejection of any applicable Takeover Proposal, or (C) an express and unqualified reaffirmation of the Company Recommendation in favor of the Offer and the Merger shall be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 8.03(a)). From the date hereof through the earlier of the Effective Time and the earlier termination of this Agreement in accordance with Article VIII, upon the written request of Parent or Merger Sub (A) following any disclosure of the kind referred to in the prior sentence (other than clauses (B) or (C) of the proviso thereof) or (B) in the event (1) a Takeover Proposal has been made publicly known or (2) any other event or circumstance has occurred that could reasonably be expected to prevent or materially delay or impair the ability of the parties to consummate the Offer, the Merger or the other transactions contemplated by this Agreement on a timely basis, the Company Board shall expressly publicly reaffirm the Company Recommendation within ten (10) Business Days following such request, and failure to do so shall be deemed to be a Company Adverse Recommendation Change.

(d) The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) following the receipt by the Company (or any of its Representatives) of any Takeover Proposal (or any inquiry or request for negotiating or discussing a Takeover Proposal) or any request for information in connection with any Takeover Proposal. In such notice, the Company shall specify the identity of the party who made such Takeover Proposal or request and all of the material terms and conditions of such Takeover Proposal and shall attach the agreement and all material related documentation providing for any such Takeover Proposal or request and shall as promptly as reasonably practicable (and in any event on a daily basis) advise Parent and Merger Sub of any material amendments to any such Takeover Proposal or request, and shall keep Parent and Merger Sub reasonably informed of the status and terms thereof. The Company shall not enter into any agreement with any such Person which would prevent the Company from complying with the provisions of this Agreement.

(e) The approval of the Company Board for purposes of causing the Takeover Statutes to be inapplicable to the transactions contemplated by this Agreement (and the Support Agreements) shall be irrevocable and unconditional while this Agreement (including any amendments hereto in accordance with the terms hereof) remains in effect and no Company

Adverse Recommendation Change in and of itself shall change such approval for purposes of causing any such Law to be inapplicable to the transactions contemplated hereby (or thereby). To the extent Parent and/or the Company believes that there has been a breach by any other Person of any standstill provision to which the Company or any of its Subsidiaries is a party, the Company shall use reasonable best efforts to enforce such standstill provision to the extent permitted by applicable Law. In furtherance of this Section 6.04 and subject to (i) applicable Law and (ii) the Company Board’s determination in good faith, after receiving the recommendation of the Special Committee and after consultation with outside legal counsel, including legal counsel to the Special Committee, that any such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, (x) the Company Board shall not grant any waiver or release under any standstill agreement with respect to any class of equity securities of the Company and (y) the Company shall enforce, and shall not release or permit the release of any Person from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which the Company or any of its Subsidiaries is a party or under which the Company or any of its subsidiaries has any rights to the extent permitted by applicable Law.

Section 6.05 Stockholders Meeting; Preparation of Proxy Materials; Mailing of Proxy Materials.

(a) Subject to the terms set forth in this Agreement, if the approval of this Agreement by the Company’s stockholders is required under applicable Law, the Company shall take all action necessary in accordance with applicable Law, the rules of NASDAQ and the Charter Documents to establish a record date, to duly call, give notice of, convene and hold the Company Stockholders Meeting as soon as reasonably practicable after the Offer Closing; provided, however, that except as may be required by applicable Law or an Order, in no event shall such meeting be set for a date later than thirty (30) calendar days following the date the Company Proxy Statement is mailed to the holders of Shares. The written consent of Parent will be required to adjourn or postpone the Company Stockholders Meeting (such consent not to be unreasonably withheld, conditioned or delayed); provided that in the event there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the vote of the holders of Shares necessary to satisfy the condition set forth in Section 7.01(a), the Company shall not adjourn or postpone the Company Stockholders Meeting except (i) in the case and then only to the extent that such adjournment or postponement is required to allow additional time for the filing and mailing of any supplemental or amended disclosure which the SEC (or staff of the SEC) has instructed the Company is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of Shares prior to the Company Stockholders Meeting and (ii) the Company may, after consultation with Parent, (or upon the written request of Parent, shall) adjourn or postpone the Company Stockholders Meeting if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Company Proxy Statement) there are either (A) insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Stockholders Meeting or (B) insufficient affirmative votes to adopt this Agreement; provided that the record date shall not be changed without Parent’s consent (not to be unreasonably withheld, conditioned or delayed). Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change upon the recommendation of the Special Committee as permitted by Section 6.04(c) hereof, the Company Proxy Statement shall include the Company Board Recommendation and the Company shall use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and shall ensure that all proxies solicited in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws and all rules of NASDAQ. For the avoidance of doubt, unless this Agreement is validly terminated in accordance with Section 8.01, Section 8.02, Section 8.03 or Section 8.04, a Company Adverse Recommendation Change (or a proposed or announced intention to do so) shall not relieve the Company of its obligation hereunder to give notice of, convene and hold the Company Stockholders Meeting. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the scheduled date of the Company Stockholders Meeting as to the aggregate tally of affirmative proxies received by the Company with respect to the Requisite Company Vote. Without the prior written consent of Parent, except as required by applicable Law, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the holders of Shares at the Company Stockholders Meeting. Notwithstanding the foregoing, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent, Merger Sub and their respective Subsidiaries shall hold, in the aggregate, at least ninety percent (90%) of each class of the outstanding Shares that, in the absence of Section 253 of the DGCL, would be entitled to vote in favor of the adoption of this Agreement and approval of the Merger, the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any Shares held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Proxy Statement and Company Stockholders Meeting in accordance with the terms and conditions of this Agreement and with Section 253 of the DGCL.

(b) If the adoption of this Agreement by the Company’s stockholders is required by applicable Law, as soon as practicable (and, in any event, within five (5) Business Days) following the Offer Closing (or such earlier date as either the Company or Parent, by written notice to the Company, may determine), the Company shall prepare and file the Company Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall promptly furnish to the Company the information concerning Parent and Merger Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement. The Company shall not file the Company Proxy Statement, or any amendment or supplement thereto, without providing Parent, Merger Sub and their counsel a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered in good faith by the Company). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Company Proxy Statement as promptly as practicable after receipt thereof and to cause the Company Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. The Company agrees to consult with Parent prior to responding to SEC comments with respect to the preliminary Company Proxy Statement. The Company Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act and

NASDAQ and, in each case, the rules and regulations promulgated thereunder. The Company will cause the Company Proxy Statement, at the time of the mailing of the Company Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholders Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to written information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement. Each of Parent, Merger Sub and the Company agree to promptly correct any information provided by it for use in the Company Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and the Company shall promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction. The Company shall as soon as reasonably practicable (i) notify Parent of the receipt of any comments from the SEC with respect to the Company Proxy Statement and any request by the SEC for any amendment to the Company Proxy Statement or for additional information and (ii) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Company Proxy Statement.

(c) If the adoption of this Agreement by the Company’s stockholders is required by applicable Law, the Company shall mail the Company Proxy Statement to the holders of Shares as of the record date established for the Company Stockholders Meeting as promptly as reasonably practicable (and in any event within five (5) Business Days) after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Company Proxy Statement. Notwithstanding anything in this Agreement to the contrary, the Company will not file the definitive Company Proxy Statement with the SEC, convene and hold a meeting of its stockholders for the purpose of obtaining the Requisite Company Vote or solicit any proxies in favor of the adoption of this Agreement until after the Offer Closing. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Company Proxy Statement, such party shall promptly inform the other party.

Section 6.06 Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required (A) in connection with the transactions contemplated by this Agreement or (B) in connection with the Subsidiary Transfer or with the transactions contemplated by the Subsidiary Transfer Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, by the Subsidiary Transfer Agreement or in connection with the Subsidiary Transfer, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries (or any of their officers or directors) or Parent or its Subsidiaries or Affiliates (including, in each case, their respective officers and directors, as applicable), that are related to this Agreement, the Subsidiary Transfer Agreement, or the transactions contemplated hereby or thereby (“Transaction Litigation”), (iv) any representation or warranty of such party contained in this Agreement becoming untrue or inaccurate in any material respect, or the material failure of any party to comply with or satisfy any covenant, condition or agreement in this Agreement, in each case such that the conditions set forth in subsection (c)(iii) of Exhibit A would not be satisfied or would give rise to a right of termination set forth in Section 8.03(b) or Section 8.04(b), as the case may be and (v) any material breach of the Subsidiary Transfer Agreement or, to the Knowledge of the Company, any event that would reasonably be expected to give rise to any party to the Subsidiary Transfer Agreement having the right to terminate the Subsidiary Transfer Agreement. In no event shall the delivery of any notice by a party pursuant to this Section 6.06 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.07 Employees; Benefit Plans.

(a) During the twelve (12) month period following the Offer Closing Date, Parent shall, and shall cause the Surviving Corporation and each of its Affiliates, as applicable, to provide each employee of the Company or any of its Subsidiaries (after giving effect to the Subsidiary Transfer) who remains employed immediately after the Offer Closing Date (collectively, the “Company Continuing Employees”) with (i) base salary, target bonus opportunity and severance benefits at least equal to that provided by the Company and its Subsidiaries immediately prior to the Offer Closing Date and (ii) other compensation and benefits, that are, in the aggregate, no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Offer Closing Date; provided that the foregoing shall exclude for all purposes any equity-based compensation or retention, change-of-control or similar payments or benefits; and provided, further, that this Section 6.07(a) shall not apply to any Company Continuing Employee who is subject to a collective bargaining agreement to which the Company or any of its Subsidiaries is a party. Nothing in this Agreement shall require Parent, the Surviving Corporation or any of its Affiliates to maintain the employment of any Company Continuing Employee for any defined period of time.

(b) Following the Offer Closing Date, Parent will, and will cause its Affiliates or the Surviving Corporation, as applicable, to, honor in accordance with their terms all Company Benefit Plans, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event); provided, however, that Parent, its Affiliates or the Surviving Corporation may merge, amend, modify or terminate any individual plan or arrangement in accordance with its terms and applicable Law (including obtaining the consent of the other parties to and beneficiaries of such plan or arrangement to the extent required thereunder). Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement constitute a “change of control” or a “change in control,” as the case may be, for all purposes under each Company Benefit Plan that provides change in control, change of control or similar benefits.

(c) Parent will, and will cause its Affiliates to, provide credit for each Company Continuing Employee’s length of service with the Company and its Affiliates (as well as service with any predecessor employer of the Company or any of its Affiliates, to the extent that service with the predecessor employer is recognized by the Company or such Affiliate) for purposes of eligibility and vesting, but not for purposes of any benefit accrual under a defined benefit or equity plan (except that such service shall be recognized for benefit accrual purposes in determining the applicable amount of any severance benefits, defined contribution plan contributions and paid time off) under each benefit plan, program, policy or arrangement of Parent and its Affiliates (each, a “Parent Benefit Plan”) in which Continuing Company Employees are eligible to participate after the Closing Date to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company or any of its Affiliates, except that no such prior service credit will be required or provided to the extent that it results in a duplication of benefits.

(d) With respect to any Parent Benefit Plan that is a welfare benefit plan in which Company Continuing Employees are eligible to participate Parent shall, or shall cause its Affiliates to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Company Continuing Employees and their dependents and beneficiaries under such plan to the extent waived or satisfied under the applicable corresponding Company Benefit Plan and (ii) provide each Company Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments, deductibles and similar expenses paid under corresponding Company Benefit Plans in the calendar year in which such Company Continuing Employee (or his or her eligible dependents or beneficiaries) becomes eligible to participate in such plan for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements.

(e) Prior to the Closing, the Company shall take such steps as are necessary such that any portion of a bonus under the 2012 Annual Bonus Program that would otherwise be paid in equity after the Effective Time to a Company Continuing Employee shall instead be paid in cash.

(f) Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 6.08 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company and its Subsidiaries (other than the Transfer Subsidiaries) (each an “Indemnified Party”) as provided in the Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.08 of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Party for a period of six (6) years from the Effective Time, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b) For six (6) years after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Indemnified Party against any and all costs or expenses (including reasonable attorney’s fees and costs of investigation), losses, claims, damages, liabilities, fees, judgments and fines arising in whole or in part out of actions or omissions in such Indemnified Party’s capacity as officer or director of the Company occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law or required by the Charter Documents and any agreement set forth in Section 6.08 of the Company Disclosure Letter. Parent shall or shall cause the Surviving Corporation to pay all costs and expenses in connection with such indemnification reasonably promptly as statements therefor are received, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction or is otherwise agreed that such Indemnified Party is not entitled to be indemnified under applicable Law or under the Charter Documents or any agreement set forth on Section 6.08 of the Company Disclosure Letter.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies that are (A) issued by an insurer that has an A.M. Best rating at least equal to the Company’s insurer as of the date hereof; and (B) of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries (other than the Transfer Subsidiaries) when compared to the insurance maintained by the Company as of the date hereof), (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries (other than the Transfer Subsidiaries) when compared to the insurance maintained by the Company as of the date hereof, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) or (iii) if coverage on terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries (other than the Transfer Subsidiaries) when compared to the insurance maintained by the Company as of the date hereof is not available, obtain the best available coverage; provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of three hundred percent (300%) of the last annual premium paid by the Company for such insurance prior to the date of this Agreement, which amount is set forth on Section 6.08(c) of the Company Disclosure Letter (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage)

obtainable for an annual premium equal to the Maximum Premium. The parties agree that the Company may purchase “tail” coverage on the terms set forth in this Section 6.08(c) prior to the Closing with the prior consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

(d) The obligations of Parent and the Surviving Corporation under this Section 6.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.08 applies shall be third party beneficiaries of this Section 6.08, each of whom may enforce the provisions of this Section 6.08).

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.08. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.08 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 6.08 will survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and legal representatives. Parent shall pay all reasonable expenses, including reasonable attorney’s fees and costs of investigation that may be incurred by any Indemnified Party in rightfully enforcing Parent’s obligations set forth in this Section 6.08.

Section 6.09 Reasonable Best Efforts; Subsidiary Transfer.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.09), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Offer, the Merger and the transactions contemplated by this Agreement prior to the Outside Date, including (i) the taking of all acts necessary to cause the conditions to the Offer and the conditions to the Merger to each be satisfied as promptly as practicable; (ii) the obtaining of all necessary Permits, waivers, consents, approvals and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (iii) the obtaining of all necessary consents or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or delaying, preventing or restraining the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated, overturned or reversed, including by vigorously pursuing all available avenues of administrative and judicial appeal; and (v) the execution and delivery of any additional instruments necessary to consummate the Offer, the Merger and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), (iii), (iv) and (v) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. To the extent practicable and subject to the provisions of Section 6.03, Parent and the Company shall have the right to review in advance, and will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement (provided that these materials may be redacted as necessary to address reasonable attorney-client or other privilege, or other confidentiality concerns). In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as reasonably practicable. Information disclosed pursuant to this Section 6.09(a) shall be subject to the Confidentiality Agreement, and the parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations thereunder. Neither Parent nor the Company shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed). Without limiting the foregoing, the parties shall request and shall use reasonable commercial efforts to obtain early termination of the waiting period under the HSR Act.

(b) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Entity) with respect to the Merger, without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration (other than the payment of de minimis amounts of cash consideration), make any commitment or incur any liability or other obligation due to such Person. Additionally, notwithstanding anything to the contrary in this Agreement, subject to compliance with this Agreement, no provision contained in this Agreement is conditioned upon the receipt of such approval or consent from any Person (other than a Governmental Entity).

(c) Without limiting the generality of the undertakings pursuant to Section 6.09(a) hereof, the Company and Parent shall (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Entities with jurisdiction over the Antitrust Laws (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods. In connection with and without limiting the foregoing, the Company and Parent shall make any filing required under the HSR Act within five (5) Business Days of the date of this Agreement.

(d) Each of Parent and the Company shall use reasonable best efforts to cooperate with each other in (i) determining whether any filings are required to be made with, or consents, Permits, authorizations, advance ruling certificates, no-action letters, waivers or approvals are required or advisable to be obtained from, any third parties or Governmental Entities under any other applicable Laws in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (ii) timely making all such required filings and timely seeking all such required consents, Permits, authorizations, advance ruling certificates, no-action letters or approvals. Parent further agrees to pull-and-refile any such filings made under the HSR Act if, after consultation with the Company, such action is deemed by Parent reasonably likely to avoid issuance of a request for additional information or documentary materials under the HSR Act.

(e) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Offer, the Merger or any other transaction contemplated by this Agreement, each of Parent and the Company shall cooperate with each other in all respects and each shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the covenants of the parties contained above, if any objections are asserted or if any suit is instituted (or threatened to be instituted) by any Government Antitrust Authority, Government Entity or any private party with respect to any of the transactions contemplated by this Agreement that would prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or any other transactions contemplated by this Agreement, the Company and Parent shall use its reasonable best efforts, and cause their Subsidiaries to use their reasonable best efforts, to resolve any such objections or suits so as to permit consummation of the transactions contemplated hereby, including, in the case of Parent, by consenting, authorizing, offering or agreeing to any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided that, if requested by Parent from time to time, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs, in any case under clause (i) through (iii) above, where such action would not, and would not be reasonably expected to, individually or in the aggregate, have a material adverse effect on the business, results of operations, financial condition or assets of the Company and its Subsidiaries, taken as a whole.

(g) The Company and Parent shall each keep the other reasonably informed as to the status of any Transaction Litigation and give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any of its Subsidiaries or Company Representatives shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall first have consented thereto in writing.

(h) The Company (i) shall use its reasonable best efforts to complete the Subsidiary Transfer as promptly as practicable; provided that nothing in this Section 6.09(h) shall require the Company Board to take any action that would be inconsistent with its fiduciary duties under applicable Law and (ii) shall not without the consent of Parent (A) amend, modify, terminate or otherwise alter, waive, fail to enforce or otherwise suffer to exist any breach by the counterparty thereto of, any provision of the Subsidiary Transfer Agreement, the Memorandum of Understanding (as such term is defined in the Subsidiary Transfer Agreement), the Transitional Services Agreement (as such term is defined in the Subsidiary Transfer Agreement), the HSE Transition Agreement (as such term is defined in the Subsidiary Transfer Agreement) or any lease agreement or molasses storage agreement required to be executed and delivered by the Company at the closing under the Subsidiary Transfer Agreement or (B) agree to any adjustment of the “Purchase Price” (as such term is defined in the Subsidiary Transfer Agreement) to be paid at the closing under the Subsidiary Transfer Agreement.

Section 6.10 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the Offer, the Merger and the other transactions contemplated hereby shall be issued by any party without the prior written consent of the

Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be permitted by Section 6.04 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance, and in each case other than any employee communications; provided that such communications do not specifically address Parent’s post-Closing obligations under Section 6.07. Notwithstanding the foregoing, the Company shall be permitted to make such announcements and disclosures as it reasonably deems necessary or advisable to the extent such statements relate solely to the Subsidiary Transfer or to the Feed Business.

Section 6.11 Takeover Statutes. If any Takeover Statute becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Offer, the acquisition of Shares pursuant to the Offer, the Merger or any other transaction contemplated by this Agreement or by the Subsidiary Transfer Agreement, then the Company and the Company Board shall, at the request of Parent or Merger Sub, grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby, and otherwise act to render such Takeover Statute inapplicable to the foregoing.

Section 6.12 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated hereby by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 6.13 Rule 14d-10(d) Matters. Prior to the Offer Closing, the Company (acting through the compensation committee of the Company Board) shall take all such steps as may be reasonably required to cause each agreement, arrangement or understanding entered into by the Company or a Subsidiary of the Company on or after the date hereof with any of its officers, directors or employees who are also stockholders of the Company pursuant to which consideration is paid to such officer, director or employee in connection with the transactions contemplated by this Agreement to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 6.14 Subsequent Filings. Until the Effective Time, the Company shall timely file with the SEC each form, report and document required to be filed by the Company under the Exchange Act and will promptly deliver to Parent copies of each such form, report and document.

Section 6.15 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws (including the rules and regulations of NASDAQ) to cause the delisting of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act at or as promptly as practicable after the Effective Time.

Section 6.16 Financing Cooperation.

(a) Subject to Section 6.03(a), prior to the Offer Closing, the Company shall use its reasonable best efforts to cooperate, and to cause its Subsidiaries, and its and their respective Representatives, to cooperate, with Parent and Merger Sub in connection with Parent and Merger Sub obtaining financing in connection with the transactions contemplated by this Agreement including, at Parent’s request (i) furnishing Parent and Merger Sub and their financing sources with financial and other pertinent information (including bank and bond information memoranda, syndication materials, offering and other similar documents) customarily utilized in financing transactions of the kind contemplated hereby, (ii) in each case, upon reasonable notice, making management of the Company (including some members of the financial staff) available to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, any such financing), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with such financing, (iii) assisting with the preparation of materials for rating agency presentations and bank information memoranda and similar documents customarily prepared in connection with the financing, (iv) using reasonable best efforts to facilitate accountant’s comfort letters and legal opinions reasonably requested by Parent, (v) reasonably facilitating the pledging of collateral, including taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing and executing and delivering customary pledge and security documents or other definitive financing documents and other certificates and documents as may be reasonably requested by Parent that are consistent with the terms of this Agreement or otherwise facilitating the pledging of collateral from and after the Closing as may be reasonably requested by Parent; provided, that any obligations contained in all such agreements and documents shall be effective no earlier than the Effective Time, (vi) promptly furnishing all documentation and other information about the Company and its Subsidiaries required by Governmental Entities with respect to the financing under applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act and (vii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested to permit the consummation of any such financing and to permit the proceeds thereof to be made available to the Company, including entering into one or more credit agreements, indentures or other instruments on terms reasonably satisfactory to Parent in connection with therewith as of or immediately after the Offer Closing to the extent direct borrowings or debt incurrence by the Company is contemplated by any such financing; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; provided, further, that neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Offer Closing. None of the Company nor any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability or to bear any cost or expense or to pay any commitment or other similar fee (other than reasonable out-of-pocket costs) in connection with any such financing or any of the foregoing prior to the Offer Closing. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with any such financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose.

(b) Parent shall, promptly upon request by the Company following any termination of this Agreement, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with Section 6.16(a) and Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Affiliates, directors, officers, employees and agents from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with any assistance or activities provided in connection therewith.

Section 6.17 Termination of Related Party Agreements. As soon as reasonably practicable after the date hereof, and in any event, prior to the Effective Time, the Company shall enter into agreements with the Persons that are party to the Related Party Agreements set forth on Section 6.17(a) of the Company Disclosure Letter, providing for (subject to and conditioned upon the occurrence of the Closing) the termination of such agreements with no continuing obligations or liabilities on the part of the Company or any of its Subsidiaries. Without limiting the foregoing, except for the Subsidiary Transfer Agreement and the agreements contemplated thereby, the Company shall cause all Contracts and other binding arrangements with the purchaser under the Subsidiary Transfer Agreement and its Affiliates to be terminated as of the Closing except those Contracts and arrangements listed on Section 6.17(b) of the Company Disclosure Letter.

Section 6.18 Resignation of Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director of the Company and each of its Subsidiaries (in each case, in their capacities as directors, and not as employees) as Parent shall request in writing not less than five days prior to the Closing Date.

Section 6.19 Certain Intercompany Arrangements. Prior to closing of the Subsidiary Transfer Agreement, the Company shall, and shall cause its Subsidiaries to, terminate the intercompany arrangements set forth on Schedule 5.10 to the Subsidiary Transfer Agreement. As of closing of the Subsidiary Transfer Agreement, no further transfers between such intercompany accounts will be permitted, and the Feed Intercompany Cash Sweep Account (as such term is defined in the Subsidiary Transfer Agreement) will be closed.

Section 6.20 No Payments in Excess of the Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or Merger Sub be required to pay any amount in excess of the Merger Consideration to the aggregate of all holders of the Shares (including any Shares or Restricted Shares that become vested by reason of the consummation of the transactions contemplated by this Agreement), the Warrants and other equity interests (if any) of the Company and to all holders of all securities or other instruments that are convertible or exchangeable into, or exercisable for, capital stock and other equity interests (if any) of the Company. Without limiting the generality of the foregoing and subject to clause (c)(iii)(B)(2) of the Offer Conditions, in the event of (i) any change in number of Shares, or securities or other instruments that are convertible or exchangeable into, or exercisable for, Shares, issued and outstanding prior to the Effective Time, or (ii) any breach of the representations and warranties of the Company set forth in Section 4.02 (whether as a result of any misstatement or omission in respect of the information set forth in Section 4.02 of the Company Disclosure Letter or otherwise), the portion of the Merger Consideration to be paid to each such holder under this Agreement shall be automatically equitably adjusted to accurately reflect the capitalization of the Company as of the Effective Time.

Section 6.21 Tax Filings after the Closing Date. Parent will cause the Company to join in the consolidated income tax return which includes Parent for the period beginning the day after the Closing Date.

ARTICLE VII

CONDITIONS

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. To the extent required by applicable Law, this Agreement will have been duly adopted by the Requisite Company Vote and the Requisite Company Vote shall be in full force and effect as of the Closing.

(b) No Injunctions, Restraints or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(c) Purchase of Shares and In-the-Money Warrants in the Offer. Merger Sub shall have previously accepted for payment all Shares and In-the-Money Warrants validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Merger Sub pursuant to this Agreement).

(d) Subsidiary Transfer. The Company shall have completed the Subsidiary Transfer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination By Mutual Consent. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

Section 8.02 Termination By Either Parent or the Company. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by either Parent or the Company:

(a) if the Offer Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of, or principally resulted in, the failure of the Offer Closing to have occurred on or before the Outside Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger or the other transactions contemplated hereby, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of, or principally resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order; or

(c) if, prior to the Offer Closing, the Subsidiary Transfer Agreement shall have been terminated.

Section 8.03 Termination By Parent. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by Parent:

(a) if, prior to the Offer Closing (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company, the Company Board (or any committee thereof, including the Special Committee) shall have approved, adopted, recommended, entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) a tender offer or exchange offer relating to Shares shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that stockholders reject such tender or exchange offer, or (iv) the Company, the Company Board (or any committee thereof, including the Special Committee) shall publicly announce its intentions to do any of actions specified in this Section 8.03(a); or

(b) if, prior to the Offer Closing, the Company shall have breached or failed to perform any of its (i) representations and warranties or (ii) covenants or other agreements set forth in this Agreement, and such breach or failure to perform in the case of clauses (i) or (ii) would give rise to the failure of a condition set forth in subsection (c)(iii) of Exhibit A to occur (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within the earlier of the Outside Date or 20 days after its receipt of written notice thereof from Parent).

Section 8.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.04(b) immediately below, any approval of this Agreement by the stockholders of the Company):

(a) if, prior to the Offer Closing, the Company Board upon the recommendation of the Special Committee authorizes the Company to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal, provided that the effectiveness of such termination shall be contingent upon (i) the Company being in compliance (y) in all respects with the terms of Section 6.04 of this Agreement and (z) in all material respects with the other terms of this Agreement and (ii) the payment of the Termination Fee pursuant to Section 8.06(b); or

(b) if, prior to the Offer Closing, Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement and in each case such breach or failure to perform (i) is incapable of being cured by the Outside Date, or if curable, has not been cured within the earlier of the Outside Date or 20 days after its receipt of written notice thereof from the Company and (ii) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or Merger Sub of the Offer, the Merger or the other transactions contemplated hereby.

Section 8.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except (i) with respect to Section 6.03(b), Section 6.16(b), this Section 8.05, Section 8.06 and Article IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud, intentional breach of any provisions hereof, or willful misconduct of another party.

Section 8.06 Fees and Expenses Following Termination.

(a) If this Agreement is terminated by Parent pursuant to Section 8.03(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, an amount equal to (i) all of Parent’s Expenses incurred by or on behalf of Parent through the effective time of termination hereunder up to the Parent’s Expenses Cap and (ii) the Termination Fee.

(b) If this Agreement is terminated by the Company pursuant to Section 8.04(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), prior to, and as a condition to, such termination, an amount equal to (i) all of Parent’s Expenses incurred by or on behalf of Parent through the effective time of termination hereunder up to the Parent’s Expenses Cap and (ii) the Termination Fee.

(c) If this Agreement is terminated by either Parent or the Company pursuant to Section 8.02(c), then (i) if such termination of the Subsidiary Transfer Agreement was due to the breach of the Subsidiary Transfer Agreement by either party thereto, the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, an amount equal to the Termination Fee or (ii) if such termination of the Subsidiary Transfer Agreement was not due to the breach of the Subsidiary Transfer Agreement by either party thereto, the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, an amount equal to Parent’s Expenses up to the Parent’s Expenses Cap incurred by or on behalf of Parent through the effective time of termination hereunder.

(d) Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee is payable and is actually paid by the Company pursuant to this Section 8.06, the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement and shall constitute liquidated damages and full satisfaction of the Company’s and any of its Affiliate’s or stockholder’s liabilities and obligations under this Agreement as a result thereof. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee or any Expenses of Parent on more than one occasion.

(e) Except for payment of any Termination Fee pursuant to this Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses, except that, upon termination of this Agreement, Parent shall pay or reimburse the Company for any amounts required under Sections 6.16(b) and 9.17(b).

(f) If this Agreement is terminated (i) prior to the Offer Closing, by Parent pursuant to Section 8.03(b) or (ii) by the Company or Parent pursuant to Section 8.02(a) hereof and, in the case of clauses (i) and (ii) immediately above, (A) after the date hereof and prior to such termination, a Takeover Proposal shall (I) in the case of a termination pursuant to Section 8.02(a), have been publicly disclosed and not withdrawn and (II) in the case of a termination pursuant to Section 8.03(b), have been publicly disclosed or otherwise made or communicated to the Company, the Special Committee or the Company Board, and not withdrawn, and (B) within 12 (twelve) months following the date of such termination of this Agreement the Company shall have entered into a definitive agreement with respect to such Takeover Proposal, or such Takeover Proposal shall have been consummated (in each case, whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), immediately prior to consummating such transaction, an amount equal to (i) all of Parent’s Expenses incurred by or on behalf of Parent through the effective time of termination hereunder up to the Parent’s Expenses Cap and (ii) the Termination Fee; provided, that for purposes of this Section 8.06(f), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.” If a Person (other than Parent) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination, as applicable, and, within 12 (twelve) months following the date of the termination of this Agreement, such Person or any of its Affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of this paragraph (f).

(g) The Company acknowledges and hereby agrees that (a) the provisions of this Section 8.06 are an integral part of the transactions contemplated by this Agreement, (b) the damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to this Section 8.06 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (c) without such provisions, Parent and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 8.06, and, in order to obtain such payment, Parent makes a claim against the Company that results in a judgment against the Company, the Company shall pay to Parent the reasonable costs and expenses of Parent (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.06 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

Section 8.07 Amendment. Subject to applicable Law and except as otherwise provided in this Agreement including pursuant to Section 1.03(c), this Agreement may be amended or supplemented in any and all respects, whether before or after the Offer Closing or any vote or consent of the Company’s stockholders contemplated hereby, by written agreement signed by each of the parties hereto; provided, however, that any action taken by the Company Board pursuant to this Section 8.07 shall be with the affirmative recommendation of the Special Committee and provided, further, that following the Offer Closing, no amendment shall be made which decreases the Merger Consideration and, after adoption of this Agreement by the holders of Shares, no amendments shall be made which by Law requires further approval by such holders without obtaining such further approval.

Section 8.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may, subject to Section 1.03(c), (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) waive compliance with any of the covenants, agreements or conditions (other than the Minimum Condition) contained in this Agreement; provided, however, that after adoption of this Agreement by the holders of Shares, no waiver shall be made which by Law required further approval by such holders without obtaining such further approval. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.04(b).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agman” means Agman Louisiana, Inc.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Bribery Law” means (i) the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder and (ii) any other Law of any jurisdiction that relates to bribery or corruption.

“Anti-Money Laundering Law” means all applicable US and non-US Laws and regulations relating to money laundering, terrorist financing, or transactions involving the proceeds of illegal activities.

“Antitrust Laws” has the meaning set forth in Section 4.03(c).

“Book-Entry Shares” has the meaning set forth in Section 3.02(a).

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in New York, New York are authorized or required by Law or other governmental action to close.

“Certificate of Merger” has the meaning set forth in Section 2.03.

“Certificates” has the meaning set forth in Section 3.01(c).

“Charter Documents” has the meaning set forth in Section 4.01(b).

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” has the meaning set forth in Section 3.05.

“Common Certificate” has the meaning set forth in Section 3.01(b).

“Common Merger Consideration” has the meaning set forth in Section 3.01(b).

“Common Offer Price” means $6.70 for each share of Company Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 6.04(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.04(c).

“Company Balance Sheet” has the meaning set forth in Section 4.04(f).

“Company Benefit Plans” has the meaning set forth in Section 4.12(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.03(d).

“Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

“Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Continuing Employees” has the meaning set forth in Section 6.07(a).

“Company Disclosure Letter” has the meaning set forth in the introductory language in Article IV.

“Company Equity Award” means a Company Stock Option or Restricted Share, as the case may be.

“Company Financial Advisor” has the meaning set forth in Section 4.10.

“Company Financial Statements” has the meaning set forth in Section 4.04(b)(i).

“Company IP” has the meaning set forth in Section 4.07(b).

“Company IP Agreements” means Contracts that involve: (a) a grant of rights by the Company or its Subsidiaries to a third party of Intellectual

Property owned or licensed by the Company or its Subsidiaries; or (b) a grant of rights by a third party to the Company or its Subsidiaries of Intellectual Property owned or controlled by a third party (other than licenses for shrink-wrap, click-wrap or other similar commercially available off-the-shelf software that has not been modified or customized by a third party for the Company or any of its Subsidiaries and other than licenses entered into in the ordinary course of business).

“Company Material Adverse Effect” means any event, occurrence, or change that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, results of operations, financial condition or assets of the Company and its Subsidiaries, taken as a whole, excluding in each case the impact of (a) changes or developments generally affecting the economy, financial, banking, credit or securities markets; (b) changes in Laws, regulations, GAAP or accounting principles or regulations of the SEC or the interpretation thereof; (c) any failure of the Company and its Subsidiaries to meet revenue or earnings projections, forecasts, estimates or expectations (whether internal or published by the Company or third parties) or any decline in the credit rating of the Company or any of its Subsidiaries, provided, however, that the underlying cause of such change or failure or decline shall not be excluded by this clause (c); (d) the announcement or consummation of the transactions contemplated by this Agreement or the failure to obtain any consent, provided, however, that this clause (d) shall not diminish the effect of, and shall be disregarded for purposes of, the representations, warranties, covenants and conditions relating to conflicts, breaches or defaults or required consents, approvals, change in control provisions or similar rights of acceleration, termination, modification or waiver based upon entering into of this Agreement or consummation of the transactions contemplated hereby; (e) any outbreak or escalation of war or any act of terrorism; (f) natural disasters, including hurricanes and tropical storms; (g) general changes in industries in which the Company and its Subsidiaries operate; (h) any effect arising out of any action taken at the request or with the consent of Parent or Merger Sub; (i) any changes in the market price or trading volume of shares of Company Common Stock, provided, however, that the underlying causes of such change or failure shall not be excluded by this clause (i); or (j) the assets and liabilities of the Feed Business that are to be sold pursuant to the Subsidiary Transfer Agreement (but subject to the consummation of the transactions contemplated thereby) and as to which, in respect of any such event, occurrence or change related thereto, the Company will be indemnified in full pursuant to the Subsidiary Transfer Agreement; except in the cases of clauses (a), (b), (e) or (g), to the extent that such event, change or effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Material Contract” means the following to which the Company or any of its Subsidiaries is a party to or bound by:

(a) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;

(b) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other similar contingent payment obligations that could reasonably be expected to exceed $400,000;

(c) any partnership, joint venture, limited liability company, or similar Contracts or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture;

(d) any Contract entered into after December 31, 2009, or that has not yet been consummated, for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person;

(e) any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (i) to engage in any line of business, (ii) to compete with any Person or operate in any geographical location or (iii) to solicit or hire employees pursuant to any employee “non-solicitation” or “no hire” provision;

(f) any Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $400,000;

(g) any Contract with any director or officer of the Company or any of its Subsidiaries or any Affiliate of the Company including, without limitation, any Contract relating to employment, retention or severance;

(h) any Related Party Agreement;

(i) any Contract that is a settlement, conciliation or similar agreement (i) with any Governmental Entity or (ii) which would require the Company or any of its Subsidiaries to pay consideration of more than $400,000 after the date of this Agreement;

(j) any Contract entered into since December 31, 2009 for the acquisition, disposition, or sale of properties or assets (by merger, purchase or sale of stock or assets or otherwise) other than in the ordinary course of business consistent with past practices;

(k) any Contract with a customer that contains exclusivity or “most favored nation” obligations or similar restrictions binding on the Company or any of its Subsidiaries, except for customer contracts entered into in the ordinary course of business which provide for dedicated tanks or dedicated tank capacity;

(l) any Contract relating to any currency, interest rate or other hedging activity;

(m) any Contract (i) imposing any confidentiality obligation on the Company or any of its Subsidiaries, other than customer contracts entered into in the ordinary course of business, or (ii) containing “standstill” or similar provisions restricting the Company or any of its Subsidiaries;

(n) any Contract contemplating or involving the payment or delivery of cash or other consideration in an amount or having a value in excess of $400,000 in the aggregate, or contemplating or involving the performance of services having a value in excess of $400,000 in the aggregate, which is not cancelable or terminable without penalty or payment with less than 90 days’ notice (other than, in any case, a Company Benefit Plan);

(o) any employee collective bargaining agreement or other Contract with any labor union;

(p) any other Contract, the breach or termination of which would reasonably be expected to have a Company Material Adverse Effect; or

(q) any amendment, supplement or modification in respect of any of the foregoing Contracts or any commitment or agreement to enter into any of the foregoing Contracts.

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the Series A Convertible Preferred Stock, par value $0.0001, of the Company.

“Company Proxy Statement” has the meaning set forth in Section 4.03(c).

“Company Representatives” has the meaning set forth in Section 6.03(a).

“Company SEC Documents” has the meaning set forth in Section 4.04(a).

“Company Stock Option” means an option, granted under the Company Stock Plan, to acquire Company Common Stock.

“Company Stock Plan” means the Westway Group, Inc. 2010 Incentive Compensation Plan.

“Company Stockholders Meeting” has the meaning set forth in Section 4.18.

“Confidentiality Agreement” has the meaning set forth in Section 6.03(b).

“Consent” has the meaning set forth in Section 4.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.

“Credit Agreement” means that certain Credit Agreement dated as of November 12, 2009 by and among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Regions Bank, as syndication agent, CoBank ACB, Rabobank Nederland, SunTrust Bank and Compass Bank (doing business as BBVA Compass), as documentation agents, and the lenders from time to time parties thereto, as amended, modified, supplemented or restated from time to time.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in Section 3.03.

“Economic Sanctions Law” means any economic or financial sanctions administered by the Office of Foreign Assets Control of the US Department of the Treasury, the US State Department, any other agency of the US government, the United Nations, the European Union or any member state thereof, or any other national economic sanctions authority.

“Effective Time” has the meaning set forth in Section 2.03.

“Environmental Laws” means any applicable Law, and any applicable Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, handling, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, release, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations issued pursuant thereto.

“ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) that is treated with the Company as a single employer under Code Section 414.

“Exchange Act” has the meaning set forth in Section 1.01(a).

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing and mailing of the Proxy Statement, the filing of any required notices under the HSR Act, Foreign Antitrust Laws or other regulatory approvals with respect thereto, and in connection with all other matters related to the Merger or the other transactions contemplated hereby.

“Expiration Time” has the meaning set forth in Section 1.01(d).

“Feed Business” means the animal feed and feed supplement business conducted by the Company and its Subsidiaries and to be sold pursuant to the Subsidiary Transfer Agreement.

“Foreign Antitrust Laws” has the meaning set forth in Section 4.03(c).

“Fully Diluted Basis” means, as of any date, the number of shares of Company Common Stock outstanding, plus the maximum number of shares of Company Common Stock that may be issued upon the conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, including but not limited to the shares of Company Preferred Stock outstanding as of such date.

“GAAP” has the meaning set forth in Section 4.04(b).

“Governmental Antitrust Authority” has the meaning set forth in Section 6.09(c).

“Governmental Entity” means any national, international, multinational, federal, provincial, state, municipal, local or foreign government, including any instrumentality, subdivision, court, administrative agency, tribunal, board, bureau, agency, commissioner, governor-in-council, cabinet or commission or other governmental authority thereof.

“Guarantee” has the meaning set forth in the Recitals.

“Guarantor” means EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales.

“Hazardous Substance” shall mean (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or otherwise constitutes a contaminant or pollutant, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radioactive materials or wastes, friable or damaged asbestos containing materials, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Improvements Act of 1976, as amended.

“In-the-Money Warrant” has the meaning set forth in Section 3.01(e).

“Indebtedness” shall mean (a) the principal amount of and any premium in respect of, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of all indebtedness for borrowed money, including any such obligations evidenced by any note, bond, debenture or other debt security or any guarantee of the foregoing, (b) all capitalized lease obligations, (c) any accrued and unpaid interest owing by the Company or any of its Subsidiaries with respect to, and any breakage costs, penalties, additional interest, premiums or other costs associated with prepayment or settlement of any indebtedness of a type described in clauses (a) and (b), (d) obligations with respect to (i) acceptances, letters of credit or similar arrangements obtained or entered into in the ordinary course of business not exceeding, individually or in the aggregate, $200,000, to the extent drawn, (ii) acceptances, letters of credit or similar arrangements obtained or entered into other than in the ordinary course of business or individually or in the aggregate in excess of $200,000, to the extent drawn and (iii) bank guarantees and surety bonds, and (e) obligations in respect of any hedging, swap or similar arrangement. Notwithstanding the foregoing, Indebtedness does not include (A) any operating lease obligations and (B) any intercompany obligations between or among the Company and its Subsidiaries.

“Indemnified Party” has the meaning set forth in Section 6.08(a).

“Indemnifying Parties” has the meaning set forth in Section 6.08(b).

“Initial Expiration Time” has the meaning set forth in Section 1.01(d).

“Intellectual Property” means all intellectual property rights arising under the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof) and patent applications (“Patents”); (b) copyrights, and all registrations and applications to register same (“Copyrights”); (c) trademarks, service marks, trade names, together with all goodwill associated with the foregoing, and all registrations and applications to register same (“Trademarks”); (d) Internet domain name registrations; (e) confidential and proprietary information, including inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections, and all rights therein (“Trade Secrets”); and (e) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

“IRS” means the United States Internal Revenue Service.

“IT Systems” shall mean the information and communications technologies used by the Company and its Subsidiaries in the conduct of their business, including hardware, proprietary and third party software, services, networks and associated documentation

“Knowledge” means, when used with respect to the Company, the actual knowledge of James B. Jenkins, Thomas A. Masilla, Jr., Gene McClain, Robbie Johnson, Wade Blanchard or Josh Ooi.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements or guidelines enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Lease” shall mean all leases, subleases and other agreements under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” shall mean all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Action” has the meaning set forth in Section 4.09.

“Liability” shall mean any liability, indebtedness or obligation of any kind.

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Maximum Premium” has the meaning set forth in Section 6.08(c).

“Memorandum of Understanding” means the Memorandum of Understanding by and between Westway Feed Products, LLC and Westway Terminals Company, LLC, set forth as Exhibit G to the Subsidiary Transfer Agreement.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(e).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Condition” has the meaning set forth in Section 1.01(b).

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” means NASDAQ Stock Market.

“Notice of Superior Proposal” has the meaning set forth in Section 6.04.

“Offer” has the meaning set forth in the Recitals.

“Offer Closing” has the meaning set forth in Section 1.01(f).

“Offer Closing Date” has the meaning set forth in Section 1.01(f).

“Offer Conditions” has the meaning set forth in Section 1.01(b).

“Offer Documents” has the meaning set forth in Section 1.01(h).

“Offer Price” means the Common Offer Price, the Preferred Offer Price and the Warrant Offer Price, collectively, or any greater amount per Share or per Warrant that may be paid pursuant to the Offer.

“Offer to Purchase” has the meaning set forth in Section 1.01(c).

“Order” shall have the meaning set forth in Section 4.09.

“Outside Date” has the meaning set forth in Section 1.01(e).

“Owned Real Estate” shall mean any real estate owned in fee by the Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including, without limitation, all easements, rights of way and appurtenances relating thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plans” has the meaning set forth in Section 6.07(c).

“Parent Representatives” has the meaning set forth in Section 6.03(a).

“Parent’s Expenses Cap” means $3,000,000.

“Payment Fund” has the meaning set forth in Section 3.02(a).

“Permits” has the meaning set forth in Section 4.08(b).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate accruals or reserves have been established on the Company Balance Sheet in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company Balance Sheet in accordance with GAAP, (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, (d) exceptions, objections, agreements, claims, defects, rights-of-way, encroachments, encumbrances, covenants, conditions, reservations, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (g) Liens disclosed in the most recent audited consolidated financial statements of the Company and its Subsidiaries or the notes thereto or (h) Liens set forth on Section 9.01 of the Company Disclosure Letter, (i) with respect to Leased Real Estate, any Liens encumbering the underlying fee estate, (j) all matters, states of fact and defects that are or should be apparent from a physical inspection of the Real Estate or that would be disclosed by a survey or title insurance commitment or (k) Liens arising under or in connection with the Credit Agreement.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Preferred Certificate” has the meaning set forth in Section 3.01(c).

“Preferred Merger Consideration” has the meaning set forth in Section 3.01(c).

“Preferred Offer Price” means $6.79 for each share of Company Preferred Stock.

“Privileged Reports” has the meaning set forth in Section 4.15(d).

“Promissory Note” has the meaning set forth in Section 1.04(b).

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Registered IP” has the meaning set forth in Section 4.07(a).

“Related Party Agreement” has the meaning set forth in Section 4.11.

“Representatives” has the meaning set forth in Section 6.04(a).

“Requisite Company Vote” has the meaning set forth in Section 4.03(a).

“Restricted Share” means a share of Company Common Stock granted to an employee, officer, director or independent contractor of the Company or any of its Subsidiaries (including any Transfer Subsidiary) that is subject to forfeiture upon the occurrence (or non-occurrence) of certain events.

“Sarbanes-Oxley Act” has the meaning set forth in Section 4.04(d).

“Schedule 14D-9” has the meaning set forth in Section 1.02(a).

“Schedule TO” has the meaning set forth in Section 1.01(h).

“SEC” means the Securities Exchange Commission.

“Securities Act” has the meaning set forth in Section 1.04(c).

“Shares” means the Company Common Stock and the Company Preferred Stock.

“Solvent” means, with respect to any Person, as of any date of determination, (a) the sum of the debt (including contingent liabilities) of such Person does not exceed the fair value of the present assets of such Person; (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of such Person on its debts as they become absolute and matured; (c) the capital of such Person is not unreasonably small in relation to the business of such Person, contemplated as of the date hereof and (d) such Person does not intend to incur, or believe that it will incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debts as they mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Special Committee” has the meaning set forth in the Recitals.

“Stockholder’s Agreement” means the Stockholder’s Agreement made as of May 28, 2009 by and among the Company and Agman.

“Subsidiary” means, when used with respect to any party any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Subsidiary Transfer” has the meaning set forth in the Recitals.

“Subsidiary Transfer Agreement” means that certain Purchase Agreement, dated as of the date hereof and entered into concurrently herewith, by and among the Company, Westway Holdings UK Limited, Westway Terminal & Feed Products Canada Inc., Westway Holdings Netherlands B.V. and ED&F Man Holdings Limited relating to the sale of the Feed Business to ED&F Man Holdings Limited, with such amendments thereto that have been consented to by Parent in accordance with Section 6.09(h).

“Superior Proposal” means a bona fide, written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the consolidated assets of the Company (whether including or excluding the Feed Business) or a majority of the outstanding equity interests of the Company (whether including or excluding the Feed Business), that the Company Board determines in good faith, after receiving recommendation from the Special Committee (after consultation with outside legal counsel, including legal counsel to the Special Committee, and the Company Financial Advisor), is more favorable from a financial point of view to the holders of Company Common Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory approvals, equityholder litigation, termination fee and expense reimbursement provisions and other aspects of such Takeover Proposal deemed relevant by the Company Board or Special Committee or any committee thereof and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during the notice period set forth in Section 6.04(d).

“Support Agreement Stockholders” means (i) Agman Louisiana, Inc., (ii) the group comprised of Francis P. Jenkins, Shermen WSC Holding LLC, Shermen Capital Partners LLC and FPJ Partners and (iii) John E. Toffolon, Jr.

“Support Agreements” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Proposal” means any written proposal or offer from any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to directly or indirectly any (a) acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets (excluding the assets of the Transfer Subsidiaries) or to which 20% or more of the Company’s net revenues or net income on a consolidated basis (excluding the net revenues or net income, as applicable, of the Transfer Subsidiaries) are attributable, (b) acquisition of 20% or more of the equity interests of the Company (by vote or value), (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the equity interests of the Company (by vote or value), (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own 20% or more of the equity interests (by vote or value), consolidated assets, net revenues or net income of the Company, taken as a whole (but exclusive of the Transfer Subsidiaries) or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration and payment of an extraordinary dividend by the Company (in cash, property or otherwise).

“Takeover Statute” has the meaning set forth in Section 4.03(e).

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document filed or required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (i) all federal, state, local, foreign and other income, gross receipts, sales, goods and services, harmonized sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, employment insurance contributions, worker’s compensation, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and (ii) any liability for the payment of any amounts of the type described in (i) above as a result of any express obligation to indemnify any other Person or as a result of any obligations under any written agreements or arrangements with any other Person with respect to such amounts or as a result of being a transferee, and including any liabilities for Taxes of a predecessor entity.

“Terminals Business” means the bulk liquid storage and related services business conducted by the Company and its Subsidiaries and to be sold pursuant to this Agreement.

“Termination Fee” means $13,000,000.

“Top-Up Option” has the meaning set forth in Section 1.04(a).

“Top-Up Shares” has the meaning set forth in Section 1.04(a).

“Transaction Litigation” has the meaning set forth in Section 6.06.

“Transfer Subsidiaries” has the meaning set forth in the Recitals.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Underwater Warrants” has the meaning set forth in Section 3.01(e).

“Voting Debt” means bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (a) having the right to vote on any matters on which stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (b) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries.

“Warrant Merger Consideration” has the meaning set forth in Section 3.01(e).

“Warrant Offer Price” means for each share of Company Common Stock subject to such Warrant, the excess of the Common Offer Price over the per share exercise price of such Warrant.

“Warrants” means warrants to purchase shares of Company Common Stock.

Section 9.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 9.03 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 9.04 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Section 9.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state or federal court in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum or (y) the venue of such suit, action or proceeding is improper.

Section 9.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT

IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.06.

Section 9.07 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.07):

If to Parent or Merger Sub, to:

Bishop Infrastructure II Acquisition Company, Inc.

Bishop Infrastructure III Acquisition Company, Inc.

One North Lexington Avenue

11th Floor

White Plains, NY 10601

Attention: Alex Darden

Facsimile: (914) 428-0649

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue 31st Floor New York, NY 10022 (212) 277-4000 (telephone) (212) 277-4001 (facsimile) Attention: Matthew F. Herman, Esq. Doug Bacon, Esq.

If to the Company, to:	Westway Group, Inc. 365 Canal Street, Suite 2900 New Orleans, LA 70130 Facsimile: (504) 636-4316 Attention: Chief Executive Officer

with a copy (which will not constitute notice to the Company) to:	Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000 (telephone) (215) 994-2222 (facsimile) Attention: Craig L. Godshall, Esq. Stephen M. Leitzell, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 9.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Guarantee, the Support Agreements, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Guarantee, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.09 No Third Party Beneficiaries. Except as provided in Section 6.08 hereof (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, this Section 9.09 will not limit (a) the right of the Company, on behalf of its stockholders, to pursue damages and other relief, including equitable relief, in the event of Parent’s or Merger Sub’s breach of any provisions of this Agreement, which right is hereby acknowledged and agreed by Parent (on behalf of itself and Merger Sub); provided, however, that the rights granted pursuant to this sentence will be enforceable on behalf of the stockholders of the Company only by the Company in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims will attach to such Shares, as applicable, and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) as applicable, distributed, in whole or in part, by the Company to its stockholders as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

Section 9.10 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible; provided, however, that under no circumstance shall the rights of stockholders of the Company as third-party beneficiaries pursuant to Section 9.09 be enforceable by such stockholders or any other person acting for or on their behalf other than the Company and its successors in interest.

Section 9.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that Parent and Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for such damages. It is accordingly agreed that the parties (on behalf of themselves and the third-party beneficiaries of this Agreement) shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof. Each of the parties hereto agrees not to raise any objections to the availability of the remedy of specific performance to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof.

Section 9.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 9.15 Delivery by Facsimile or Email. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or by email with facsimile or scan attachment, shall be treated in all manner and respects as an original Contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall re execute original forms thereof and deliver them to all other parties hereto. No party hereto shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or by email with facsimile or scan attachment as a defense to the formation of a Contract, and each such party forever waives any such defense.

Section 9.16 Transfer Taxes. All applicable excise, sales (including bulk sales), transfer, documentary, filing and other similar taxes, levies, fees and charges (including any penalties and interest) that may be imposed upon, or payable or collectible or incurred in connection with the transactions contemplated by this Agreement shall be paid by Parent and/or Merger Sub, and Parent shall file any required transfer tax filings, provided the Company shall join in any such filing if required by applicable Law.

Section 9.17 Fees and Expenses.

(a) Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

(b) Notwithstanding Section 9.17(a), the Company shall pay, on behalf of Parent and Merger Sub, (i) the filing fees incurred in connection with the pre-merger notification report forms under the HSR Act and (ii) the filing fees incurred in connection with the filings with the SEC contemplated by Section 1.01(h), and Parent shall, promptly upon request by the Company following any termination of this Agreement, reimburse the Company for any such amounts.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY

WESTWAY GROUP, INC.

By:	/s/ Thomas A. Masilla Jr.
Name: Thomas A. Masilla Jr.
Title: CFO

PARENT

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

By:	/s/ Gideon Johannes Van der Ploeg
Name: Gideon Johannes Van der Ploeg
Title: Chairman of the Board

MERGER SUB

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

By:	/s/ Gideon Johannes Van der Ploeg
Name: Gideon Johannes Van der Ploeg
Title: Chairman of the Board

EXHIBIT A

Conditions to the Offer

Notwithstanding any other provision of the Offer or the Agreement, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by this Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered pursuant to the Offer and not properly withdrawn, and, to the extent permitted by this Agreement, may amend or terminate the Offer and not accept for payment any tendered Shares if:

(a) the Minimum Condition shall not have been satisfied at any then scheduled Expiration Time;

(b) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act shall not have expired or been earlier terminated, and any equivalent Consent of any Governmental Entity under applicable Antitrust Laws, shall not have been granted or the relevant waiting period thereunder shall not have expired or been earlier terminated;

(c) any of the following events or conditions shall occur and be continuing immediately prior to the Expiration Time:

(i) there shall have been instituted and be pending any Legal Action by any Governmental Entity of competent jurisdiction that seeks to restrain, enjoin or otherwise prohibit the making of the Offer, the consummation of the Offer or the Merger, or preventing or prohibiting the Offer or the Merger (or the consummation thereof);

(ii) there shall have been (A) any judgment, Order or injunction entered or issued by any Governmental Entity of competent jurisdiction or (B) any applicable Law promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity of competent jurisdiction that would result in any of the consequences referred to in clause (i) above;

(iii) (A) the Company shall have failed to perform or comply in any material respect with any covenants required by the Agreement to be performed or complied with by it prior to the Expiration Time, and such failure to perform or comply shall not have been cured prior to the Expiration Time, and (B) the (1) representations and warranties of the Company set forth in Sections 4.03(a), 4.03(d), 4.03(e) 4.05(a), 4.10, and 4.20 of the Agreement shall not be true and correct in all respects at and as of the Expiration Time as if made at and as of such time, (2) representations and warranties of the Company set forth in Section 4.02 and of the Agreement shall not be true and correct (except for immaterial inaccuracies, it being agreed and understood that in the case of any inaccuracy of Section 4.02, any inaccuracy that results in an increase in the amounts to be paid by Parent or Merger Sub pursuant to the transactions contemplated hereby to be increased by $250,000 or more shall be deemed material for purposes of this clause (2)), as of the Expiration Time as if made at and as of such time (other than such representations and warranties made as of specified date, in which case as of such specified date) and (3) other representations and warranties of the Company contained in Article IV of the Agreement shall not be true and correct (without regard to materiality or Company Material Adverse Effect qualifiers contained therein) as of the Expiration Time as if made at and as of such time (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iv) the Agreement shall have been terminated in accordance with its terms;

(v) Parent, Merger Sub and the Company shall have reached mutual agreement to postpone the acceptance for payment of Shares thereunder;

(vi) there shall have been a Company Material Adverse Effect or the occurrence of any event or occurrence that would reasonably be expected to have a Company Material Adverse Effect;

(vii) the Company shall not have furnished Parent and Merger Sub with a certificate, dated as of the Expiration Time signed on its behalf by the chief executive officer or chief financial officer to the effect that the conditions set forth in item (c)(iii) and (vi) of this Exhibit A shall not have occurred and continue to exist; or

(viii) Parent and Merger Sub shall not have received a statement, meeting the requirements of Section 1.1445-2(b) of the Treasury Regulations, from each holder of Company Class B Common Stock, Company Preferred Stock or In-the Money Warrants to the effect that such Person is not a foreign person within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder; provided, however that if a holder of Company Class B Common Stock, Company Preferred Stock or In-the-Money Warrants is unable to provide such statement then the only recourse by Parent and Merger Sub shall be to withhold on amounts payable to such holders in accordance with Section 1445 of the Code.

(d) the Subsidiary Transfer shall not have been consummated prior to any then scheduled Expiration Time;

(e) there shall be a Law or Order that creates any restriction or other impediment preventing the exercise or consummation of the Top-Up Option by Merger Sub pursuant to Section 1.04, or the shares of Company Common Stock issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn are insufficient for Merger Sub to reach more than ninety percent (90%) of the outstanding Shares immediately after the Expiration Time (and after giving effect to such exercise); and

(f) the Company shall have received the consents identified on Section A-1 of the Company Disclosure Letter, in each case, in a form reasonably acceptable to Parent, and no such consent has been revoked, challenged or contested.

For purposes of determining whether the Minimum Condition and the condition set forth in clause (e) have been satisfied, Parent and Merger Sub shall include for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if Shares have been delivered pursuant to such guarantees as of the Expiration Time.

Subject to the terms and conditions of the Agreement, the foregoing conditions are for the sole benefit of Parent and Merger Sub and, (x) subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC and (y) other than the Minimum Condition, may be waived by Parent or Merger Sub, in whole or in part, at any time and from time to time, at the sole discretion of Parent or Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

At the request of Parent or Merger Sub, the Company shall deliver to Parent a certificate executed on behalf of the Company by the chief executive officer or the chief financial officer of the Company certifying that none of the conditions set forth in clauses (c)(iii) and (c)(vi) above shall have occurred and be continuing at the expiration of the Offer (as extended).

90